UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated June 12, 2003

Vodafone Group Public Limited Company
(Exact name of registrant as specified in its charter)

Vodafone House,
The Connection,
Newbury,
Berkshire,
RG14 2FN,
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes            No

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__

Contents

Vodafone Group Plc Annual Review & Summary Financial Statement, for the year ended 31 March 2003.

01.	GROUP FINANCIAL HIGHLIGHTS
02.	CHAIRMAN’S STATEMENT
06.	CHIEF EXECUTIVE’S STATEMENT
10.	BUSINESS REVIEW
26.	CORPORATE SOCIAL RESPONSIBILITY
29.	THE BOARD OF DIRECTORS
30.	THE GROUP EXECUTIVE COMMITTEE
30.	INDEPENDENT AUDITORS’ STATEMENT
31.	SUMMARY DIRECTORS’ REPORT*
32.	SUMMARY OF THE BOARD’S REPORT TO SHAREHOLDERS ON DIRECTORS’ REMUNERATION
36.	SUMMARY FINANCIAL REVIEW
39.	SUMMARY CONSOLIDATED PROFIT & LOSS ACCOUNT*
39.	CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES*
40.	SUMMARY CONSOLIDATED BALANCE SHEET*
41.	SUMMARY CONSOLIDATED CASH FLOW*
42.	NOTES TO THE SUMMARY FINANCIAL STATEMENT*
44.	SUMMARY OF MOBILE TELECOMMUNICATIONS CUSTOMER INFORMATION
46.	FIVE YEAR SUMMARY
47.	SHAREHOLDER INFORMATION
49.	USE OF NON-GAAP FINANCIAL INFORMATION
49.	FORWARD-LOOKING STATEMENTS & ENVIRONMENTAL STANDARDS

*	Forms part of Summary Financial Statement

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Vodafone Group Plc

Annual Review &
Summary Financial Statement

For the year ended 31 March 2003

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GROUP FINANCIAL HIGHLIGHTS

Statutory
	Year ended 31 March 2003 £m	Year ended
		31 March 2002	Increase
		£m	%

Turnover	30,375	22,845	33

Total Group operating profit, before goodwill
amortisation and exceptional items	9,181	7,044	30

Profit/(loss) on ordinary activities before taxation:
– before goodwill amortisation and exceptional items	8,429	6,199	36
– goodwill amortisation	(14,056)	(13,470)	4
– exceptional operating items	(576)	(5,408)	–
– exceptional non-operating items	(5)	(860)	–

Loss on ordinary activities before taxation	(6,208)	(13,539)	–

Loss for the financial year	(9,819)	(16,155)	–

Proportionate				Proportionate EBITDA
	Proportionate turnover			before exceptional items
			Increase			Increase
	Year ended	Year ended		Year ended	Year ended
	31 March 2003	31 March 2002		31 March 2003	31 March 2002
	£m	£m	%	£m	£m	%

Mobile telecommunications	31,853	27,818	15	12,235	9,902	24
Other operations	2,073	1,981	5	444	191	132

	33,926	29,799	14	12,679	10,093	26

Proportionate information is calculated as described on page 46.

Cash flow information	Year ended	Year ended
	31 March 2003	31 March 2002	Increase
	£m	£m	%

Net cash inflow from operating activities	11,142	8,102	38

Free cash flow	5,171	2,365	119

Net debt at 31 March	13,839	12,034	15

Per share information	Year ended		Year ended		Increase
	31 March 2003		31 March 2002%

Earnings/(loss) per share
– before goodwill amortisation and exceptional items	6.81	p	5.15	p	32
– after goodwill amortisation and exceptional items	(14.41	)p	(23.77	)p	–

Dividends per share	1.6929	p	1.4721	p	15

The Summary Financial Statement contains certain information on the Group’ s results and cash flows that have been derived from amounts calculated in accordance with UK Generally Accepted Accounting Principles, (“UK GAAP”), but are not themselves UK GAAP measures. They should not be viewed in isolation as alternatives to the equivalent GAAP measure and should be read in conjunction with the equivalent UK GAAP measure. Further disclosures are also provided under “Use of Non-GAAP Financial Information” on page 49.

Vodafone Group Plc Annual Review & Summary Financial Statement 2003      01

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CHAIRMAN’S STATEMENT

Lord MacLaurin of Knebworth, DL, Chairman with Sir Christopher Gent, Chief Executive

Your Company has again demonstrated its inherent strength by producing an excellent operating performance and very positive financial results against the background of another turbulent and difficult year for the world’s economies and equity markets. The details of the doubling of free cash flow, the improvements in adjusted earnings per share, the growth in customer numbers and increases in average revenue per user in many of our key markets are detailed later in this Annual Review but as the Chairman of your Company I feel very proud and privileged to be part of a truly world class company.

World class companies need world class leaders and Vodafone has been fortunate to have, in Chris Gent, someone as its Chief Executive who, in my view, is in the highest echelon of business leaders. Last summer, Chris expressed to me his wish to step down, believing that it was time to hand over the reins to a successor who could take the Group forward in a different world from that which confronted Chris when he became Chief Executive. In January 1997, he inherited a highly successful, financially sound company of relatively modest scale. His vision, his courage, his intellect, his dedication and commitment, his determination and his tireless enthusiasm in pursuit of enormously stretching targets, and in some instances seemingly impossible goals, has transformed Vodafone into one of the world's leading companies.

Chris has rightly always been swift to point to the contributions made by his colleagues in achieving Vodafone's current position within the telecommunications industry but he has been the team's leader. His tenure has seen expansion into Europe, the United States and the Far East and a ten-fold increase in the market capitalisation of the Company. His achievements have been outstanding and his legacy to Vodafone, the mobile sector and the telecommunications industry is immense. I am sure all shareholders will join me in thanking him for his service to the Company and in wishing him and his family well for the future.

Arun Sarin will become Chief Executive following the Annual General Meeting on 30 July and in Arun I believe we have a worthy successor. He was

President and Chief Operating Officer of AirTouch Communications, Inc. until its merger with Vodafone in 1999, when he became Chief Executive of Vodafone's Americas and Asia Region. When our US based mobile businesses were merged with others to form Verizon Wireless in 2000, Arun remained with the Company as a non-executive director. The Nominations Committee undertook a rigorous selection process over a number of months and saw some outstanding individuals and eventually recommended Arun to the Board as the next Chief Executive. I am delighted that he has made the commitment to take the Group forward to the next phase of growth and believe that, with his ability, stature and knowledge of the industry and the Group's markets, he is the ideal person to be the Chief Executive of Vodafone. I know he is looking forward to the challenges ahead and to having your support.

I would like to take this opportunity to welcome John Buchanan to the Board as a non-executive director. John, who was appointed in April 2003, recently retired as Group Chief Financial Officer of BP plc. His financial and management skills in multi-national business will further strengthen the Board.

During the year, new legislation was enacted in the United States following a number of high profile corporate scandals and as your Company is listed on the New York Stock Exchange it is required to adhere to this new law. As a Board, we have always sought to achieve the highest standards of corporate governance and I am pleased to say that, as a result of our already existing policies, practices and procedures, the new law is not expected to have a significant impact on the conduct of our business. We are, however, mindful of the ongoing need to maintain, and where possible improve upon, the standards we have set ourselves.

More recently, the Higgs Review of the role and effectiveness of non-executive directors in the UK has resulted in proposed revisions to the existing Combined Code. Your Board is supportive of most of the conclusions of the Higgs Review. We are currently awaiting the publication by the Financial Reporting Council of final amendments to the Combined Code and we will keep the matter under review.

02      Vodafone Group Plc Annual Review & Summary Financial Statement 2003

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CHAIRMAN’S STATEMENT Continued

The year saw the start of our move into our new purpose built head office located on the outskirts of Newbury in Berkshire and the relocation of employees is now largely complete. This move was necessitated by the growing number of employees located in Newbury town centre who were occupying over 60 different buildings. Vodafone's home has always been Newbury and our new location will allow us to remain a large contributor to the local community.

You will read elsewhere in this Annual Review of the Company's progress during the year, including its continued achievements in bringing new products and services to its customers – in particular the successful launch of Vodafone live! in October, the launch of the Company's first global service for business customers, Mobile Office, the continuing development of the Vodafone brand and the increases in shareholdings in countries where we already have a presence. In addition we have further developed our partner network strategy, which has allowed us to extend our brand presence without the need for equity investment and to improve the reach of our roaming products and services for our customers.

None of these achievements would have been possible without the dedication and enthusiasm of all employees at all levels and, during the year, Chris Gent and Julian Horn-Smith have continued to meet and listen to employees throughout the organisation as part of a commitment to visit all our controlled operations on an annual basis. This listening process had been augmented by our first global employee survey, in which the vast majority of our employees participated. The main findings showed a high level of understanding of, and pride in, our brand, belief in our products, services and prospects and a strong sense of teamwork. I would like to thank all our employees on behalf of the Board and shareholders.

As I commented at the beginning of this report, for many this has been a turbulent and difficult year with concerns regarding geo-political stability and uncertainty in global equity markets. Your Company's share price has, nevertheless, outperformed its peers in the telecommunications' sector and the wider FTSE Index in the past year although, in the Board's view, it does not yet properly reflect the Company's performance and its prospects. I continue to hope that it will do so in the not too distant future.

Your Board remains confident in the continuing growth prospects for the Group and, therefore, the directors are proposing a final dividend per share of 0.8983p, bringing the total dividend for the year to 1.6929p per share, a 15% increase over last year.

With the continued commitment of all our employees and the exciting and new growth opportunities ahead, I am sure that the Group will continue to make further significant progress.

Lord MacLaurin of Knebworth, DL
Chairman

Vodafone Group Plc Annual Review & Summary Financial Statement 2003      05

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CHIEF EXECUTIVE’S STATEMENT

The financial results for the year showed that Vodafone has again exceeded expectations and delivered excellent year-on-year growth on many measures.

Profit before taxation, goodwill and exceptional items was up 36% at £8.4 billion. Adjusted earnings per share, before goodwill and exceptional items, of 6.81 pence was up 32%.

Free cash flow was more than double last year at £5.2 billion. Capital additions were £4.8 billion, with the ratio as a percentage of turnover for our mobile businesses down to 16.3%. Group net debt was £13.8 billion.

The Group’s proportionate EBITDA margin for the mobile businesses, before exceptional items, was 38.4%, up 2.8 percentage points on last year. The total EBITDA margin, including fixed line and exceptional costs, was 37.1%, up 4.0 percentage points on last year.

With respect to business operations, we have achieved better than expected organic customer growth combined with more stake increases than originally envisaged. This year we have also seen a sustained improvement in average revenue per user in some key markets in Europe and the United States, combined with a better ARPU level than anticipated in Japan.

Progress in data continues to be strong, with revenues increasing by over 73% to £3.6 billion.

Today we serve over 295 million customers connected to the 28 national networks in which we have an interest. This is over 25% of the world’s cellular customer base. The global number of mobile users now exceeds the number of fixed line users.

Of the companies in the 28 countries in which we have an interest, we control 16. All but Japan have now moved to the single Vodafone brand and it will follow before the year end. We are now negotiating brand franchise agreements with some of our associate companies, having signed agreements with eight independent networks who wanted to offer Vodafone services, and make them available for their customers in the networks controlled by Vodafone, the world’s leading mobile service provider.

Sir Christopher Gent, Chief Executive with
Arun Sarin, Chief Executive Designate

Vodafone has an unmatched global footprint and is now combining that strength with a range of services for customers which make a real point of difference from those provided by our competitors. Voice services include one-rate roaming plans, international short code dialling in a virtual home environment and prepaid roaming with in-country top-ups.

To these we have added the data environments of Vodafone live! for consumers and Mobile Office for our business and corporate customers. These work across all of our branded footprint, except Japan where we will introduce them later this financial year.

Our global capability has been achieved by acquisitions which have been successfully integrated so that the performance of the Group’s business operations is now clearly more than the sum of the parts. This can be seen by our new service propositions and by the achievement of Mannesmann synergy benefits in excess of the target set for the year.

We have also exceeded the financial targets we indicated to shareholders and markets at the time we recommended the Mannesmann transaction, with adjusted earnings per share becoming accretive after two years rather than in the fourth year, and with compound EBITDA growth in excess of 30% for the last three years. Even though we have expanded by acquisition and purchased licences for 3G in auctions, Vodafone has a very sound balance sheet with a strong credit profile and three stable single A ratings. We therefore have the resources to both invest in our core business and to take advantage of further opportunities to expand the business in the years ahead.

The strong financial performance of the Group is underlined by its ability to generate £5.2 billion of free cash flow after investing over £5.1 billion in capital expenditure for our future including investment in both 2.5 and 3G. The continuing growth in revenues and cash flow enables the Group to build new services for the future while improving returns for shareholders.

In the time that I have been Chief Executive, my colleagues and I have developed a strategy aimed at achieving world leadership and executed it, while at the same time maintaining the financial strength of the Group.

06      Vodafone Group Plc Annual Review & Summary Financial Statement 2003

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CHIEF EXECUTIVE’S STATEMENT Continued

The successful integration of the businesses acquired has improved the strength of the management team, as has the management development and succession planning that we have introduced.

Today, externally we are progressively building a brand ascendancy in mobile telecommunications which is gaining recognition both within our industry and the world at large. Our reputation is being enhanced by our involvement in community and social responsibility and the engagement of our employees in programmes that underpin our commitment to society.

Internally we have built a commitment to a single vision that unites the Company, gives us all a great sense of purpose, and energises our actions. This vision of being the world’s leading provider of mobile communications services, enriching our customers’ lives in an increasingly connected world, is underpinned by four values to which everybody in the Company is committed.

We call these values the four passions: passion for our customers, passion for our people, passion for results and passion for the world around us. Passion defines the intensity of what motivates and unites us. This explains why we continually raise our performance with all of the stakeholders that matter to us.

Vodafone’s growth performance over the last 19 years has been remarkable and though I retire this year, it is not because I believe that the growth potential in the future is diminishing. In many respects I expect the future to be even more exciting. Vodafone has the opportunity to gain market share through its superior capability in a market which has the potential to double over the next decade in terms of the number of customers worldwide. I also expect the range of services to expand giving an even bigger opportunity for Vodafone to gain a larger share of our customers’ expenditure; the so called share of wallet. To these new services we could add the potential for mobile to substitute for fixed telecommunications, which is already occurring in some markets around the world.

In the coming year, we expect to achieve growth of over 10% in average proportionate customers with a similar growth in proportionate revenues. In addition, a forecast small improvement in proportionate EBITDA margins should generate better proportionate EBITDA growth than revenue growth. We anticipate a good performance for adjusted earnings per share growth.

This year should see a further improvement in capital efficiency. This year’s tangible fixed asset additions are expected to be approximately £5 billion, slightly higher than the year just finished, mainly through deferred investment from that year. We also expect to generate free cash flow somewhat higher than the £5.2 billion in the year just ended.

From my perspective I have been hugely fortunate and privileged to have been in Vodafone since it started trading and to have led the Group over the last six and a half years. I believe that my contribution has been to lead the development and execution of our global strategy and to help build a great team of people who have achieved so much already and with whom the foundations for continuing success have been laid for the future.

It is, however, time for me to move on and to hand over to Arun Sarin. He is, in my judgement, an outstanding executive and business leader as well as somebody who has a greater empathy than me for the new service environments that we are now creating for our customers. He also has the advantage of being that much younger, with the energy, enthusiasm, intensity and passion for the business essential to continue its growth over the next decade. I wish him and all of my colleagues huge success in the future. I shall be cheering them on as a company pensioner, significant shareholder and someone who forever will be a believer in Vodafone and what it can do to make the world a better place for our customers, our shareholders and the society we serve.

Sir Christopher Gent
Chief Executive

Vodafone Group Plc Annual Review & Summary Financial Statement 2003      09

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BUSINESS REVIEW

Julian Horn-Smith Group Chief Operating Officer

Turnover

Statutory turnover increased by £7,530m to £30,375m, an increase of 33% in the year. Growth from existing operations was £2,440m, an increase of 11%, and growth in respect of acquired businesses was £5,090m, mainly comprising J-Phone Vodafone and Japan Telecom which became subsidiaries from October 2001.

Mobile service revenue increased 32% to £24,824m, as a result of greater usage of voice services, increased penetration of data products and services and the benefit of a full year’s service revenues from J-Phone Vodafone. Revenues from voice services for the year were £21,201m, representing an increase of 27% over the comparable period. The Group achieved a sustained improvement in annual ARPU in some key markets in Europe, compared with the prior year, as benefits from the Group’s continued focus on high value customers led to increased penetration of the contract customer segment and initiatives to stimulate usage, including the launch of new and innovative products, were realised.

Another key driver was the continued success of the Group’s data product and service offerings. Revenues from data services increased 73% in the year to £3,622m from £2,093m for the previous year, to represent 14.6% of service revenues in the Group’s controlled mobile subsidiaries, compared with 11.1% for the 2002 financial year. Whilst SMS revenues continue to represent the largest component of data revenues, an increased focus on providing value-added services has contributed to the increase in data revenues and the increased penetration of data services into the Group’s customer base. In Japan, J-Phone Vodafone data revenues have represented over 20% of service revenues every month since August 2002.

Mobile equipment and other turnover increased 36% to £2,719m for the year, largely attributable to the volume of gross customer connections and upgrades in the year, including a full year impact of J-Phone Vodafone and the effects of the reduction in handset subsidies, in line with the Group’s strategy.

Turnover from other operations increased by £730m in the year to £2,833m, an increase of 35%. This change was primarily a result of the impact of Japan Telecom, which was consolidated for a full year, and a turnover reduction from other operations, principally in Arcor, following the disposal of the Telematiks business.

Expenses

Consolidated cost of sales represented 58.9% of turnover for both the current and previous financial years. Excluding J-Phone Vodafone, the Group’s equipment costs and cost of providing financial incentives to service providers and dealers for acquiring and retaining customers declined to 13.8% of turnover from mobile telecommunications compared with 14.7% for the prior year, demonstrating the continued focus on gaining and retaining high-value customers in the most cost-efficient manner. Inclusive of J-Phone Vodafone, equipment costs and financial incentives amounted to 21.1% of turnover from mobile telecommunications as these costs, although reducing, remain higher in Japan than in the Group’s other key markets.

Other operating expenses increased almost entirely as a result of the full year inclusion of results from J-Phone Vodafone and Japan Telecom, and represent 17.8% of turnover for the year, compared with 18.9% for the prior year. Excluding J-Phone Vodafone and Japan Telecom, other operating expenses represented 20.3% and 23.5% of turnover for the current and previous years, respectively, as these costs were reduced across the Group, reflecting the realisation of benefits from the Group’s continued focus on cost control and the realisation of synergies. Exceptional operating costs comprise impairment charges of £405m and £80m in respect of the tangible fixed assets of Japan Telecom and goodwill in respect of the Group’s interest in Grupo Iusacell respectively, and additional costs incurred as a result of the integration of Vizzavi into the Group and the related restructuring of the Group’s global mobile platform business.

Proportionate results

Proportionate turnover increased 14% to £33,926m as a result of strong organic growth together with the effect of increased stakes in certain of the Group’s existing businesses, principally in Japan. In the mobile businesses, proportionate turnover grew by 15% to £31,853m, including 10.4% organic growth in service revenues.

The Group’s proportionate EBITDA margin before exceptional items in the mobile business increased to 38.4% from 35.6%, with most of the Group’s main operations reporting increased EBITDA margins. Greater control over customer acquisition and retention costs accounted for 1.1 of the 2.8 percentage point increase in the Group’s mobile EBITDA margin during the year, with the remainder of the margin improvement arising from cost control measures and the realisation of synergies and efficiency gains.

10      Vodafone Group Plc Annual Review & Summary Financial Statement 2003

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BUSINESS REVIEW Continued

Peter Bamford Chief Executive, Northern Europe, Middle East and Africa Region

Northern Europe

Financial highlights		Year ended 31 March		Increase
		2003	2002
		£m	£m	%

Statutory turnover	– United Kingdom	4,026	3,763	7
	– Other Northern Europe	2,031	1,669	22

		6,057	5,432	12

Statutory total Group	– United Kingdom	1,120	941	19
operating profit (1)	– Other Northern Europe	1,102	744	48

		2,222	1,685	32

Proportionate turnover	– United Kingdom	4,026	3,763	7
	– Other Northern Europe	3,396	2,753	23

		7,422	6,516	14

Proportionate EBITDA	– United Kingdom	1,541	1,294	19
(before exceptional items)	– Other Northern Europe	1,358	970	40

		2,899	2,264	28

(1) Before goodwill amortisation and exceptional items.

United Kingdom

Vodafone UK has had a successful year, strengthening its contract customer base, launching innovative new products and increasing ARPU which, coupled with the continued focus on cost efficiencies, have driven growth in statutory turnover and proportionate EBITDA before exceptional items.

Statutory turnover increased 7% to £4,026m and within this, service revenue increased by 6% to £3,748m. ARPU grew by 6% to £292, primarily due to a favourable combination of the improved mix of the customer base, the focus on high value customers and through stimulation of usage.

In the latest figures reported by Oftel, Vodafone UK maintained its lead in revenue market share for outbound calls, with a lead of 7 percentage points over its nearest competitor. Data as a percentage of service revenue grew by 2.6 percentage points from 11.8% to 14.4%. Vodafone UK anticipates continuing improvement in the 2004 financial year as the full benefits from propositions such as Vodafone live! are increasingly realised.

Attracting and retaining contract customers has continued to be a key objective in the past year as part of the focus on high value customers.

Contract customers grew by 9% in the year and, with contract churn falling from 26.2% to 23.1%, Vodafone UK’s contract base now exceeds that of its nearest competitor by 21%. Prepaid churn increased to 34.5%.

Vodafone UK participated in the Group’s launch of Vodafone live! in October 2002 and, by the end of March 2003, 240,000 Vodafone live! handsets had been activated. In total 413,000 MMS capable handsets had been activated.

Total operating expenses, before goodwill amortisation and exceptional items, as a proportion of turnover continued to decline, falling from 19.9% in the previous year to 19.6% this year. The average cost to connect for contract customers was £117, slightly up compared with the £116 as reported for the prior year. The average cost to connect for prepaid customers fell from £26 to £10 for the year, reflecting continued efforts to reduce subsidies.

Vodafone UK continues to be recognised in Oftel surveys as the leading UK network, with a call success rate of 98.3% as a result of continued investment to improve its network.

During the year, the Competition Commission concluded its investigation into the cost of calling mobile phones. Despite its acknowledgement that the overall profits within the industry were not excessive, it sought to re-balance margins across the industry by requiring a reduction in the cost of calling mobile phones across all UK networks. Vodafone UK believes the basis on which the Competition Commission calculated these reductions is flawed and is requesting a judicial review of this decision. Vodafone UK has also taken commercial actions to mitigate the effect of the reduction.

Other Northern Europe

All operations in the region reported increases in customer numbers, most notably in Sweden where customer numbers grew by 14% to 1,325,000, despite market penetration of 89% and in France where SFR grew its base by 7% to 13,324,000 and its market share from 34.2% to 35.1%. The increase in revenues is partially as a result of these improvements in customer numbers but is mainly due to increased customer usage. In the Netherlands, ARPU grew by over 13%, driven by the improved mix in the customer base and the introduction of new services. In Ireland, outstanding data revenue growth resulted in data representing 19.1% of service revenue for the year, and exceeding 20% of service revenues since December 2002. As a result of this growth in data usage and the highest levels of voice usage in the Group’s European businesses, ARPU in Ireland continues to be amongst the highest in the Group.

Vodafone Group Plc Annual Review & Summary Financial Statement 2003      13

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BUSINESS REVIEW Continued

Jurgen von Kuczkowski Chief Executive, Central Europe Region

Central Europe

Financial highlights		Year ended 31 March		Increase
		2003	2002
		£m	£m	%

Statutory turnover	– Germany	4,646	4,112	13
	– Other Central Europe	129	65	98

		4,775	4,177	14

Statutory total Group	– Germany	1,435	1,429	–
operating profit (1)	– Other Central Europe	181	114	59

		1,616	1,543	5

Proportionate turnover	– Germany	4,642	4,101	13
	– Other Central Europe	691	593	17

		5,333	4,694	14

Proportionate EBITDA	– Germany	2,016	1,837	10
(before exceptional items)	– Other Central Europe	265	231	15

		2,281	2,068	10

(1) Before goodwill amortisation and exceptional items.

Germany

Vodafone Germany delivered a good set of operating results with increased turnover and service revenue being driven by higher usage of both voice and data services.

In particular the proportion of messaging and data revenue rose by 2 percentage points, benefiting from the launch of Vodafone live!, and now represents 16.4% of service revenue for the year.

Vodafone Germany ended the financial year with a customer base of 22,940,000, representing an increase of 7% since 31 March 2002.

The proportion of contract customers rose by 4 percentage points, compared with the prior year, to 10,694,000 and now represents 47% of the total customer base. Customer churn decreased following a reduced contract churn rate, which decreased from 18.3% to 16.8%, and a reduction in prepaid churn rate from 27.1% to 24.8%.

ARPU increased 5% in the year to €313 although contract ARPU decreased from €559 to €519 as a result of higher contract penetration, including customer migrations from prepaid to contract tariffs. Prepaid ARPU increased from €110 to €130, reflecting higher usage levels.

Following further reductions in equipment subsidies in the contract segment and reduced commissions per gross addition in both segments, the cost to connect for contract customers decreased from €156 to €145 and the cost to connect for prepaid customers further declined from €24 to €19.

The 1.4 percentage point decrease in the proportionate EBITDA margin before exceptional items was predominantly due to higher retention costs. Operating profit was adversely affected by higher depreciation as a result of the prior year expenditure on network infrastructure and IT systems improvements.

Vodafone Germany participated in the Group’s launch of Vodafone live! in October 2002 and, by the end of March 2003, 405,000 Vodafone live! handsets had been activated, with 694,000 MMS capable handsets activated in total.

The Mobile Connect Card has been launched for business customers and Wireless Local Area Network (W-LAN) will continue to be deployed by Vodafone Germany in the coming months. Lufthansa lounges, airports, exhibitions, congress centres and important hotel chains will also be equipped with W-LAN.

In the 2004 financial year, Vodafone Germany expects to launch other innovative services, including multimedia video clips, as it prepares for commercial launch of 3G services.

Vodafone Germany’s 3G network infrastructure rollout is proceeding according to plan and in accordance with the licence obligation to provide at least 25% population coverage by the end of 2003.

Other Central Europe

The Group’s other interests within Central Europe reported improved financial performance, reflecting both continued penetration of their respective mobile markets and improved operational efficiency.

Vodafone Hungary’s turnover grew by 109% compared with the prior year, driven by the increase in customer numbers and higher usage, which led to a 6% increase in ARPU.

In Poland, Polkomtel increased its customer base by 34% to 4,839,000 at 31 March 2003. Swisscom Mobile, the market leader in Switzerland, acquired more new customers than its competitors, increasing its customer base by 206,000 in the year. ARPU remains strong at CHF1,081.

14      Vodafone Group Plc Annual Review & Summary Financial Statement 2003

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BUSINESS REVIEW Continued

Vittorio Colao Chief Executive, Southern Europe Region

Southern Europe

Financial highlights		Year ended 31 March
		2003	2002	Increase
		£m	£m	%

Statutory turnover	– Italy	4,371	3,711	18
	– Other Southern Europe	3,680	3,032	21

		8,051	6,743	19

Statutory total Group	– Italy	1,588	1,267	25
operating profit (1)	– Other Southern Europe	907	805	13

		2,495	2,072	20

Proportionate turnover	– Italy	3,353	2,838	18
	– Other Southern Europe	2,981	2,271	31

		6,334	5,109	24

Proportionate EBITDA	– Italy	1,654	1,295	28
(before exceptional items)	– Other Southern Europe	1,062	836	27

		2,716	2,131	27

(1) Before goodwill amortisation and exceptional items.

Italy

Vodafone Omnitel has had another excellent year, increasing its customer base and revenues in a market where the overall penetration rate has reached 97%.

On a statutory basis, turnover increased 18%, driven almost entirely by a 16% growth in service revenues. Equipment sales also increased 36% as the benefits from increased handset prices more than offset the lower gross customer additions. At 31 March 2003, Vodafone Omnitel’s customer base stood at 19,412,000, representing an increase of almost 10%, principally attributable to the continued focus on commercial offers and incentives aimed at sustaining customer loyalty, which contributed to reduced churn rates.

The 16% growth in service revenues has been generated by the continued growth in the customer base, improved customer retention and increased ARPU. In particular, voice revenues increased principally as a result of higher traffic volumes and the associated prepaid top up cards, which more than offset the voluntary reduction in termination rates. Data revenues increased 50%, due largely to the continued growth in the popularity of SMS messaging, up 48%, and significant growth in other data services, the revenues from which grew more than 140%. Data revenues now represent 11.3% of service revenues.

The increase in blended ARPU to €347 from €345 can be largely attributed to contract ARPU, which grew from €769 last year to €818 this year, demonstrating the success of Vodafone Omnitel’s targeted customer acquisition and retention initiatives. Prepaid ARPU slightly increased to €298, compared with €297 for the previous year. Voice ARPU decreased slightly while data ARPU increased by 30%. Cost to connect continued to reduce as a result of Vodafone Omnitel’s strict management of commercial policies.

The increase in proportionate EBITDA before exceptional items was driven by a combination of growth in turnover and an improved EBITDA margin as a result of the continued focus on controlling acquisition and retention costs, operating expenses and the positive effect of the appreciation of the euro relative to Sterling.

Vodafone Omnitel was part of the Group’s European-wide launch of Vodafone live! and by the end of March 2003 had activated 227,000 Vodafone live! handsets, with 367,000 MMS capable handsets in total.

After a voluntary reduction in termination rates in August 2002, the National Regulatory Authority approved a decision to reduce the maximum average termination price to €0.1495 (minus 12%) for Vodafone Omnitel and a competitor from June 2003.

Vodafone Omnitel migrated to the single Vodafone brand on 13 May 2003.

Other Southern Europe

The Group’s other interests within the Southern Europe Region also performed well in the period.

Statutory turnover increased 21%, principally driven by excellent growth in Vodafone Spain and Vodafone Greece, which saw turnover increase by 21% and 35%, respectively, as a result of the increased customer base and improved ARPU.

In both Greece and Spain, turnover growth was achieved against a backdrop of increased competition, which saw competitors developing a range of incentives and commercial offers, including tariff reductions, aimed at sustaining market share. Turnover was, however, adversely affected by increased regulatory pressure, which triggered reductions in interconnect rates for mobile terminated calls in Spain, Greece and Portugal.

In Portugal, Vodafone maintained its position as the second largest operator and market leader in the corporate segment.

Vodafone Group Plc Annual Review & Summary Financial Statement 2003      17

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BUSINESS REVIEW Continued

Americas

Financial highlights				Increase/
		2003	2002	(decrease)
		£m	£m	%

Statutory turnover	– Verizon Wireless	–	–	–
	– Other Americas	5	12	(58)

		5	12	(58)

Statutory total Group	– Verizon Wireless	1,270	1,332	(5)
operating profit (1)	– Other Americas	(51)	(15)	–

		1,219	1,317	(7)

Proportionate turnover	– Verizon Wireless	5,686	5,475	4
	– Other Americas	116	163	(29)

		5,802	5,638	3

Proportionate EBITDA	– Verizon Wireless	2,001	1,889	6
(before exceptional items)	– Other Americas	(24)	18	–

		1,977	1,907	4

(1) Before goodwill amortisation and exceptional items.

Verizon Wireless

Verizon Wireless operates in a highly competitive market place, which currently consists of six nationwide competitors and a number of regional carriers. Within the US, Verizon Wireless is the leading wireless telecommunications provider in terms of customers and revenues and also operates the most extensive wireless network. The US continues to experience difficult economic conditions and the competitive environment has intensified, with carriers offering progressively larger bundle tariffs. Nonetheless, Verizon Wireless has ranked first in the US market in terms of gross connections and first or second in terms of customer net additions for each of the last four quarters and has further increased its lead over the number two provider in the year.

At 31 March 2003, Verizon Wireless’ total customer base stood at 33,324,000, a 12.6% increase on the prior year. Annual blended ARPU increased slightly to $584 from $576 due to a focus on selling plans with higher access price points, which resulted in slightly higher average cost to connect at $139 from $125. Churn decreased from 29.4% to 26.5% due to a reduction in contract churn reflecting the focus on the quality of the network and success of retention programmes, although this was partially offset by wholesale disconnections including nearly 1 million reseller customers following MCI’s withdrawal from the market.

Tomas Isaksson
Chief Executive, Americas Region

The increase in proportionate turnover was primarily due to increased service revenue from the larger customer base, as well as additional handset sales for both upgrades and gross additions. The results for the year were also affected by the relative strength of Sterling against the US dollar. When measured in local currency, proportionate turnover and proportionate EBITDA before exceptional items increased by 12% and 14%, respectively. Data revenues increased to £136m for the twelve months to 31 March 2003, an increase of 106% compared with the prior year. The proportionate EBITDA margin before exceptional items increased from 34.5% to 35.2% as a result of increased cost efficiencies.

Operating profit, before goodwill amortisation and exceptional items, decreased to £1,270m in the year as a result of currency effects and a 38% increase in depreciation charges arising from the capital expenditure required to increase network capacity to satisfy increased usage and a larger customer base.

Verizon Wireless continues to upgrade its network to the next generation technology (1x RTT) and has extended coverage to over 85% of its national network, with coverage expected to reach nearly 100% by the middle of 2003.

On 17 March 2003, Verizon Wireless announced plans to launch a high-speed wireless data service (1x EV-DO) in Washington, D.C. and San Diego, California before the end of the calendar year. This is expected to greatly enhance the end user experience, granting more secure and faster mobile access to corporate intranets.

Other Americas

Grupo Iusacell’s financial performance continued to deteriorate in the year despite a modest increase in its customer base and management’s efforts to restructure the business through substantial headcount reductions and tight cost and cash management.

In order to alleviate certain of the resulting financial pressures, Grupo Iusacell began a debt restructuring effort in December 2002 and, in May 2003, secured a temporary waiver related to its $266 million secured bank credit facility. Grupo Iusacell will continue to work with its financial advisor to restructure the terms and payment schedules of its various debt agreements and instruments. It is likely that Grupo Iusacell will require additional funding in order to grow its operations. However, there is no assurance that such funding could be obtained at all or, if obtainable, on terms which would be acceptable to Iusacell.

As a result of Grupo Iusacell’s deteriorating financial performance, the Group has written off its investment and is currently considering its options with respect to its investment, including disposal.

18      Vodafone Group Plc Annual Review & Summary Financial Statement 2003

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time to talk

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Get access to vital information when you just have to be somewhere else!

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BUSINESS REVIEW Continued

Brian Clark Chief Executive, Asia Pacific Region

Asia Pacific

Financial highlights		Year ended 31 March		Increase
		2003	2002
		£m	£m	%

Statutory turnover	– Japan	7,539	3,323	127
	– Other Asia Pacific	825	749	10

		8,364	4,072	105

Statutory total Group	– Japan	1,310	523	150
operating profit (1)	– Other Asia Pacific	111	66	68

		1,421	589	141

Proportionate turnover	– Japan	5,258	4,397	20
	– Other Asia Pacific	1,178	976	21

		6,436	5,373	20

Proportionate EBITDA	– Japan	1,645	991	66
(before exceptional items)	– Other Asia Pacific	474	330	44

		2,119	1,321	60

(1) Before goodwill amortisation and exceptional items.

Japan

In a market that continues to expand, J-Phone Vodafone has produced good results due to a combination of increased service revenues, reduced acquisition expenses and higher operational efficiencies, including centralisation of handset purchasing and improved control over capital expenditure. The financial results have also benefited from the inclusion of a full year’s results for the first time and corporate efficiency initiatives.

At 31 March 2003, J-Phone Vodafone had 13,912,000 customers and a market share of over 18%. J-Phone Vodafone continued to capture monthly market share above its cumulative market share, capturing over 26% of the market net additions in the year. One of the key drivers of this recent growth has been the continued success of J-Phone Vodafone’s data offerings, “Sha-mail”, the popular photo-messaging service for customers and the video clip message service “Movie Sha-mail”. A combination of these innovative services and attractive handsets continues to contribute to reducing customer churn which fell from 25.6% to 23.3% during the year.

J-Phone Vodafone continues to produce the highest ARPU in the Group and although voice ARPU declined as expected from ¥91,903 to ¥87,159, data and content revenues continue to improve and in March 2003 represented 21.7% of total service revenues. The average cost to connect decreased following a reduction in customer acquisition subsidies and more cost efficient purchasing, which has been achieved in part by benefits on handset purchases as a result of membership of the Group.

J-Phone Vodafone has substantially improved its proportionate EBITDA margin before exceptional items to 31.3% for the year ended 31 March 2003, representing an increase of 8.8 percentage points over the previous year. This was due to a combination of the synergies referred to above and also the implementation of improved internal cost control measures. J-Phone Vodafone has also leveraged its brand position since becoming dual branded in December 2001 and plans to migrate to the single Vodafone brand by October 2003.

J-Phone Vodafone was the first Group operating company to commence 3G services, which began on 20 December 2002. Its 3G network is compatible with the global W-CDMA standard, thus introducing international W-CDMA and GSM SIM enabled roaming to Japan for the first time. Use of micro cell technology has allowed rapid and cost effective deployment of J-Phone Vodafone’s 3G network, which currently covers an estimated 71% of the population. By the second half of the 2004 financial year J-Phone Vodafone aims to expand the network to cover over 95% of the population.

The Japanese Telecommunications Ministry has proposed changes to tariff setting rights for calls from fixed lines to mobiles which, if implemented in their current form, may reduce J-Phone Vodafone’s future incoming call revenue.

Other Asia Pacific

Considerable progress has been made to reshape the Australian business. Despite an extremely competitive and maturing market, registered customer numbers rose by over 19% in the year and the market share for the Australian business grew by an estimated 1 percentage point to over 18%. Proportionate EBITDA before exceptional items increased 23% through continued focus on operational efficiency and enhanced product marketing and distribution.

New Zealand performed strongly, with revenues increasing by 32%, blended ARPU by over 4%, proportionate EBITDA before exceptional items by 51% and EBITDA margin by approximately 5 percentage points.

In Australia and New Zealand, MMS and GPRS roaming, Prepaid roaming and Mobile Connect were launched during the year, and Vodafone live! was launched in both countries during April 2003.

Vodafone Group Plc Annual Review & Summary Financial Statement 2003      21

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BUSINESS REVIEW Continued

Middle East and Africa

Financial highlights	Year ended 31 March		Increase/
	2003	2002	(decrease)
	£m	£m	%

Statutory turnover	290	306	(5)

Statutory total Group operating profit (1)	197	161	22

Proportionate turnover	526	488	8

Proportionate EBITDA (before exceptional items)	243	211	15

(1) Before goodwill amortisation and exceptional items.

Results for the Middle East and Africa region have been adversely affected by the weakening of the Egyptian Pound and Kenyan Shilling over the period, although this was partially offset by a strengthening of the South African Rand.

Vodafone Egypt continued to grow strongly throughout the financial year, with customer numbers increasing by over 31% to 2,263,000. This resulted in a 17% growth in turnover measured in local currency. A focus on cost effectiveness in the operation led to significant improvements in the proportionate EBITDA margin before exceptional items, which increased from 40% to 49%.

In South Africa, Vodacom reported significant improvements in its operating results as its international operations continued to grow. Turnover increased by over 22%, principally as a result of a 20% growth in customers to 7,874,000. Proportionate EBITDA before exceptional items improved by 17%.

Other Operations

Financial highlights		Year ended 31 March		Increase/
		2003	2002
				(decrease)
		£m	£m	%

Statutory turnover	– Europe	854	998	(14)
	– Asia Pacific	1,979	1,105	79

		2,833	2,103	35

Statutory total Group	– Europe	(138)	(306)	–
operating profit (1)	– Asia Pacific	149	(17)	–

		11	(323)	–

Proportionate turnover	– Europe	752	821	(8)
	– Asia Pacific	1,321	1,160	14

		2,073	1,981	5

Proportionate EBITDA	– Europe	48	(8)	–
(before exceptional items)	– Asia Pacific	396	199	99

		444	191	132

(1) Before goodwill amortisation and exceptional items.

The Group’s other operations largely comprise interests in fixed line telecommunications businesses in Germany (Arcor), Japan (Japan Telecom) and France (Cegetel) and Vodafone Information Systems, an IT and data services business based in Germany. Results for the Vizzavi joint venture are also included until 29 August 2002.

Results for the Group’s other operations have improved, primarily as a result of the full year inclusion of Japan Telecom in the period, which was consolidated from 12 October 2001. The proportionate results also benefited from the stake increase in Cegetel, which took the Group’s effective ownership to 30% with effect from January 2003.

Arcor

Arcor provides fixed network services in Germany. The German fixed line market remains intensely competitive although Arcor has retained its position as the leading private operator and the strongest competitor to Deutsche Telekom, the market leader. Turnover from voice, data and internet businesses increased by 9% in the year, compensating for the significant reduction in carrier and other business caused by the competitive market. During the period, the contract voice customer base increased by approximately 10% or 230,000 to 2,600,000 customers, and total traffic volumes increased by 20% to 25.3 billion minutes.

In January 2002, a contract with Deutsche Bahn AG was signed to carve out Arcor’s railway specific telecommunication and service business into the company Arcor DS-Telematik GmbH. Following completion of the sale in April 2002, the remaining 50.1% share of Telematik was sold to Deutsche Bahn AG in July 2002.

Japan Telecom

Japan Telecom is the third largest fixed line telecommunications operator in Japan, offering both voice and data services. Since Vodafone gained control in October 2001, Japan Telecom’s profitability has improved significantly, with operating profit, before goodwill amortisation and exceptional items, of £149m for the year ended 31 March 2003 as the benefits of management’s transformation plan start to be realised.

The fixed line market in Japan remains extremely competitive following the lifting of market entry restrictions and the maintenance of market share continues to be a challenge in the customer voice segment. The main focus of the business in the period has been on high growth business opportunities and the delivery of innovative data products and services. The corporate customer base continues to expand due to the uptake of IP data related services, with the next-generation IP network “PRISM”, using optical fibres, being particularly successful. Additional functionality such as new connectivity regarding IP-VPN accessibility via the Internet and network expansion for Ethernet services has been added to the network to enhance data services.

The Group is currently in discussions that may or may not lead to a disposal of the Japan Telecom fixed line operations.

22      Vodafone Group Plc Annual Review & Summary Financial Statement 2003

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family matters
Now you can send a photo of the children to a relative living abroad – instantly.

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partner networks

Enjoy Vodafone services in an increasing number of countries, with Vodafone partner networks.

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BUSINESS REVIEW Continued

Thomas Geitner Chief Executive, Global Products and Services

Strategic Developments

Global Services

The Group’s vision is to be the world’s mobile communications leader.

A major focus of the Group’s strategy is to offer innovative services within Vodafone-branded, end-to-end customer propositions which utilise the Group’s global footprint and global brand to offer customers a unique mobile experience and seamless international services.

These programmes, such as Vodafone live!, are based on compelling customer propositions and have been packaged together for a specific target market. Vodafone live! is an easy-to-use consumer service, bringing customers a world of colour, sound and pictures, enabling them to use picture messaging, download polyphonic ringtones and colour games, and browse branded infotainment from integrated camera phones through an easy to use icon driven menu.

Vodafone live! and Mobile Office from Vodafone

Vodafone live! was launched on 24 October 2002 and by 31 March 2003 the Group had connected more than one million active live! customers in 10 countries. Of the Vodafone live! customers, Germany had over 405,000, Italy 227,000 and the UK 240,000. Since 31 March 2003, Vodafone live! has also been launched in Australia, Egypt and New Zealand.

Mobile Connect Card, the first of Vodafone’s global business services to be offered under Mobile Office from Vodafone, was launched in twelve countries during the period. Mobile Connect Card, a high speed data card enabling customers to access their normal business applications when out of the office, is aimed at all business users, from large corporate customers to those in the small and medium sized enterprise sector.

Vodafone live! and Mobile Office from Vodafone are already demonstrating their importance to the Group’s strategy for deriving increased revenues from data services, with games downloads, picture messaging and other content services proving particularly popular and generating extra revenue.

3G

Together, Vodafone live! and Mobile Office from Vodafone lay the foundations for the Group’s next stage of growth. Both currently use 2.5G technology and will be upgraded to 3G, enabling faster download speeds, which will enhance customer experience and productivity.

In December 2002, J-Phone Vodafone became the first subsidiary in the Group to commercially launch 3G services. Furthermore, J-Phone Vodafone customers with an enabled handset can not only use 3G services within Japan, but can also roam internationally on 2G networks with the convenience of being able to use the same telephone number as they do at home.

In Europe, the Group’s 3G programme continues, with networks being rolled out according to plan and technical testing underway. The availability of suitable handsets remains a key issue and supplies of these are expected to be limited until 2004. 3G services are expected to be available to customers before the end of the 2004 financial year, dependent on when network and handsets are of sufficient quality to offer such services.

Brand

During the year, the Group has continued with its high profile sponsorship of the Manchester United Football Club and the Ferrari Formula 1 team, backed up with individual sponsorship contracts which, when combined with the continued brand rollout and other marketing communications programmes, have significantly improved awareness and perception of the brand. Migration to the single Vodafone brand is also underway in Japan and in Italy, Vodafone Omnitel migrated to the single brand in May 2003.

Partner Network Agreements

The Group signed a further five Partner Network Agreements during the year, with Mobilkom Austria Group, si.mobil in Slovenia, VIPnet in Croatia, Radiolinja Eesti in Estonia and MTC of Kuwait. The Group now has eight partner networks following the latest agreement with Islandssimi hf in Iceland announced on 16 April 2003. By partnering with leading mobile operators the Group is able to market its global services in new territories, extend its brand reach into new markets and create additional revenue without the need for equity investment.

Synergies

Mannesman synergies of approximately £644 million, calculated on a proportionate, after tax cash flow basis, were achieved in the year ended 31 March 2003, exceeding the target set for the year ended 31 March 2003, mainly as a result of higher savings on capital expenditure.

Vodafone Group Plc Annual Review & Summary Financial Statement 2003      25

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CORPORATE SOCIAL RESPONSIBILITY

Julian Horn-Smith, Group Chief Operating Officer with Charlotte Grezo, Director of Corporate Responsibility.

“For us, Corporate Social Responsibility (CSR) is about having a positive effect on people’s lives and the environment through running a successful business.”

Vodafone is increasingly recognised as the world’s mobile communications leader. Our businesses are well-run by people with a passion for delivering value, for engaging positively with local communities, and for protecting the environment. We embrace the wider responsibilities and opportunities that accompany our success. Vodafone aims to be a trusted partner in the societies where we operate and an agent of positive change.

Our approach to CSR is underpinned by the vision and values promoted throughout the Group, and is reflected in our Business Principles. It is evident in the Group’s governance and management structures which emphasise local accountability and adaptability in delivering against measurable targets. CSR Governance is based around two key committees – the Group Policy Committee chaired by the Chief Executive, and the Group Operational Review Committee (GORC) chaired by the Group Chief Operating Officer.

During the year, the emphasis has moved to broadening and deepening our response to CSR issues. Last year, we committed ourselves to specific deliverables across a wide range of issues. Progress has been good, with many of these deliverables having been completed or nearing completion. As we learn more about how to integrate CSR into our business, it has been clear that others require a fresh approach or more time. Vodafone has maintained its listing in both the FTSE4GOOD Index and the Dow Jones Sustainability Index.

What are we doing...
CSR is about understanding and addressing the needs of our stakeholders in an appropriate manner. In practical terms, this involves:

•	engaging positively with local communities as well as international organisations

•	working to address issues of public and customer concern

•	being open with our employees and treating them fairly and with respect

•	optimising the social and environmental benefits of mobile technology

•	minimising our direct environmental impacts.

A key feature of our strategy has been the prioritisation of the CSR issues most relevant to the Group through consultation with stakeholders, both internal and external (diagram). The focus for much of the CSR effort during the year has been on a number of Group initiatives. Each is championed by an operating company chief executive officer or a senior director, ensuring the initiative is led from the top and is properly grounded in our business. Project teams are drawn from multiple operating companies and are delivering tangible results as well as transferring learning across the Group.

... environmentally

Three of our priority initiatives address environmental issues: energy efficiency and climate change, waste management refrigerants and fire suppressants, and re-use and recycling of handsets. Other areas of potential environmental impact such as the siting, design and construction of base stations are addressed locally by all operating companies.

... socially

In keeping with our commitment to tackle difficult issues in a responsible and open way, three of these initiatives are on the key challenges of providing open access to information about mobile communications and health, responsible marketing and relationships with our suppliers.

We have also stepped up our approach to supporting local communities. By establishing the Vodafone Group Foundation we have set out a clear policy for social investment worldwide, building on Group operating companies’ established traditions of positive community involvement.

For further information on the Vodafone Group Foundation please go to www.vodafonefoundation.org

... for the wider economy

As part of our determination that mobile technology should deliver communications for all we have focused on an initiative to identify and promote products and services that deliver specific social and environmental value (see case studies on facing page).

... and for employees

To help us better understand the views of our employees we also undertook a Group employee survey which will be used to further improve workplace practices.

Across the Group we have continued to ensure that Vodafone is a good employer offering equality of opportunity and maintaining high standards on issues such as occupational health and safety, training and development, and internal communication.

Going forward

In our Vodafone Group CSR Report 2002/03, and on dedicated web pages, we set out the next stage in the development of the CSR programme. This will centre on:

•	taking action on issues that are directly relevant to our key stakeholders

•	how we quantify, monitor and improve our CSR performance

•	further embedding CSR into our day-to-day activities.

More detailed information on our approach to CSR and the major initiatives referred to above is contained in the Vodafone Group CSR Report 2002/03 available on request from responsibility@vodafone.com.The report can also be downloaded from dedicated CSR web pages at www.vodafone.com/responsibility. A summary of the report is also available on the web pages.

26      Vodafone Group Plc Annual Review & Summary Financial Statement 2003

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Fauna and Flora International

Fauna and Flora International, one of the world’s leading conservation groups, has been awarded Vodafone Group Foundation funding to explore how mobile communication technology can be used to support wildlife conservation. Innovative ideas in how the Vodafone live! technology can be used to enable conservation action are being tested and include increasing the profile of specific projects, fund raising and keeping communities of common interest in touch.

Healthcare – self-monitoring of Diabetes

The Vodafone Group Foundation is supporting the trial of an integrated monitoring device for those with Type 1 Diabetes which combines an electronic blood glucose meter and a GPRS mobile phone. The aim of the trial is to demonstrate that the system leads to better control and self-management in late adolescents and young adults with this condition.

This system has been developed by the Department of Engineering Science at the University of Oxford and one of its spin-offs, e-san Ltd. The system is being evaluated in a nine month randomised controlled trial in a group of 100 young adults with Type 1 Diabetes, starting in May 2003. Blood glucose readings are transmitted by the phone and intelligent software on the e-San server alerts a Diabetes Specialist Nurse when unusual patterns occur. This will allow the nurse to offer support and advice to individuals when glucose levels have moved outside a personally targeted zone.

The Vodafone Speaking Phone

People with disabilities and the elderly are very significant groups of customers with distinct needs. Estimates by the World Blind Union and Hearing Concern indicate that there are approximately 180 million people worldwide who are blind or who have impaired sight and 350 million who are deaf or who have impaired hearing. We are committed to serving them thoughtfully and sensitively. Group operating companies are already working with local disability organisations to help investigate and develop products and services for this important market. We are also committed to ensuring easy access to our websites. For example, information on handsets, price plans and services for those with disabilities can be found on www. vodafone.co.uk

Vodafone Group Plc Annual Review & Summary Financial Statement 2003      27

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Shell
AMD
vodafone

Executive Directors during the year: Peter Bamford • Vittorio Colao • Julian Horn-Smith • Sir Christopher Gent • Ken Hydon • Thomas Geitner

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THE BOARD OF DIRECTORS

Sir Christopher Gent
Chief Executive
Sir Christopher Gent, Chief Executive, aged 55, has been a member of the Board of directors since August 1985 and the Chief Executive of the Company since January 1997. He is a member of the Nominations Committee. He was the Managing Director of Vodafone Limited, the UK network operator, from January 1985 to December 1996. He is Chairman of the Supervisory Board of Vodafone Holding GmbH, a member of the Board of Representatives of the Verizon Wireless partnership, and a non-executive director of China Mobile (Hong Kong) Limited. Sir Christopher will retire as Chief Executive after the Annual General Meeting on 30 July 2003.	Julian Horn-Smith
Group Chief Operating Officer
Julian Horn-Smith, Group Chief Operating Officer, aged 54, has been a member of the Board of directors since June 1996. He was appointed Group Chief Operating Officer on 1 April 2001, having been Chief Executive of Vodafone’s Continental Europe businesses and a director of several of the Group’s overseas operating companies. He is the Chairman of the Management Board of Vodafone Holding GmbH. He is also a non-executive director of Smiths Group Plc.	Arun Sarin
Chief Executive Designate
Arun Sarin, Chief Executive Designate, aged 48, has been a member of the Board of directors since June 1999 and was Chief Executive Officer for the United States and Asia Pacific region until 15 April 2000, when he became a non-executive director. He was a director of AirTouch from July 1995 and was President and Chief Operating Officer from February 1997 to June 1999. He is presently a director of The Gap, Inc., The Charles Schwab Corporation and Cisco Systems, Inc. but will relinquish these directorships before the end of 2003. Arun Sarin joined the Executive Committee on 1 April 2003 and will succeed Sir Christopher Gent as Chief Executive after the Annual General Meeting on 30 July 2003.	Ken Hydon
Financial Director
Ken Hydon, Financial Director, aged 58, has been a member of the Board of directors since 1985. He is a Fellow of the Chartered Institute of Management Accountants, the Association of Chartered Certified Accountants and the Association of Corporate Treasurers. He is a director of several subsidiaries of the Company and is a member of the Supervisory Board of Vodafone Holding GmbH and a member of the Board of Representatives of the Verizon Wireless partnership in the United States.

Peter Bamford
Chief Executive Northern Europe, Middle East and Africa Region
Peter Bamford, Chief Executive Northern Europe, Middle East and Africa Region, aged 49, has been a member of the Board of directors since April 1998. He has responsibility for the Group’s Northern Europe, Middle East and Africa businesses. He was Managing Director of Vodafone UK Limited until April 2001. Before joining Vodafone in 1997, Mr Bamford was a director of WH Smith Group Plc.	Vittorio Colao
Chief Executive, Southern Europe Region
Vittorio Colao, Chief Executive, Southern Europe Region, aged 41, joined the Board of directors on 1 April 2002. He has had responsibility for the Group’s businesses in Southern Europe since April 2001. He spent the early part of his career at McKinsey & Co, where he was a Partner, before joining Omnitel Pronto Italia SpA as its Chief Operating Officer. In 1999, he became the Chief Executive Officer of Omnitel Pronto Italia SpA (now operating as Vodafone Omnitel). He is currently a member of the Aspen Institute and a non-executive director of RAS Insurance in Italy.	Thomas Geitner
Chief Executive, Global Products and Services
Thomas Geitner, Chief Executive, Global Products and Services, aged 48, has been a member of the Board of directors since May 2000. He is responsible for Vodafone’s initiatives on brand, global products and technology, multinational accounts, supply chain and the achievement of revenue and cost synergies between the operating companies. Prior to joining the Group, he was a member of the Management Board of RWE AG. He is Deputy Chairman of the Management Board of Vodafone Holding GmbH and a non-executive board member of Singulus Technologies AG.

Lord MacLaurin of Knebworth, DL	Paul Hazen	Arun Sarin	Sir David Scholey CBE	Dr John Buchanan

Jürgen Schrempp	Dr Michael Boskin	Professor Sir Alec Broers	Penny Hughes

Lord MacLaurin of Knebworth, DL
Chairman
Lord MacLaurin of Knebworth, DL, aged 66, has been a member of the Board of directors since January 1997. He is Chairman of the Nominations Committee and a member of the Remuneration Committee. He was Chairman of Tesco Plc from 1985 to 1997, and has been a director of Enterprise Oil Plc, Guinness Plc, National Westminster Bank Plc and Whitbread Plc. Lord MacLaurin is a member of the Supervisory Board of Vodafone Holding GmbH.	Paul Hazen
Deputy Chairman
Paul Hazen, aged 61, has been a member of the Board of directors since June 1999 and became Deputy Chairman and the Board’s nominated senior non-executive director in May 2000. He is Chairman of the Audit Committee and a member of the Nominations Committee. He became a director of AirTouch in April 1993. In 2001, he retired as Chairman and Chief Executive Officer of Wells Fargo & Company and its principal subsidiary, Wells Fargo Bank, NA. Mr Hazen is also a director of Safeway Inc., Phelps Dodge Corporation, Xstrata AG and E.piphany and he is Chairman of Accel-KKR.	Dr John Buchanan
Non-Executive Director
Dr John Buchanan, aged 60, joined the Board on 1 April 2003. He is a member of the Audit Committee. He had a long career with BP culminating in his appointment, in 1996, as Group Chief Financial Officer. He retired from the Board of BP in November 2002. Dr Buchanan was a member of the United Kingdom Accounting Standards Board from 1997 to 2001 and is an independent director of AstraZeneca plc, BHP Billiton and Boots Group plc.	Sir David Scholey CBE
Non-Executive Director
Sir David Scholey CBE, aged 67, has been a member of the Board of directors since March 1998. He is a member of the Nominations Committee, Remuneration Committee and Audit Committee. He is Chairman of Close Brothers Group plc, a director of Anglo American plc and Chubb Corporation, USA and is an advisor to UBS Warburg, Mitsubishi Corporation and IBCA-Fitch. Sir David was formerly a director of the Bank of England and J Sainsbury Plc and a Governor of the British Broadcasting Corporation.

Jürgen Schrempp
Non-Executive Director
Jürgen Schrempp, aged 58, has been a member of the Board of directors since May 2000 and is a member of the Nominations Committee and Remuneration Committee. He has been Chairman of the Board of Management of DaimlerChrysler AG since 1998. From 1995 until 1998 he was Chairman of the Board of Management of Daimler-Benz AG. He serves on the supervisory board of Allianz AG and is a member of the Board of Directors of the New York Stock Exchange and Sasol Ltd. He was a member of the Supervisory Board of Mannesmann AG until May 2000.	Dr Michael Boskin
Non-Executive Director
Dr Michael Boskin, aged 57, has been a member of the Board of directors since June 1999 and is a member of the Remuneration Committee and the Audit Committee. He was a director of AirTouch from August 1996 to June 1999. He has been a Professor of Economics at Stanford University since 1971 and was Chairman of the President’s Council of Economic Advisers from February 1989 until January 1993. He is also a director of Exxon Mobil Corporation, First Health Group Corp. and Oracle Corporation.	Professor Sir Alec Broers
Non-Executive Director
Professor Sir Alec Broers, aged 64, is the Vice-Chancellor of Cambridge University and President of the Royal Academy of Engineering. He first joined the Board of directors in January 1998. He is a member of the Nominations Committee and chairs the Group Foundation and the Company’s UK pension trustee company. He spent many years with IBM and is a Fellow of the Royal Society, the Institute of Electrical Engineers and the Institute of Physics. He is also a Foreign Associate of the US National Academy of Engineering.	Penny Hughes
Non-Executive Director
Penny Hughes, aged 43, has been a member of the Board of directors since September 1998, and is the Chairman of the Remuneration Committee. Mrs Hughes has held posts with The Coca-Cola Company, Next Plc and Body Shop Plc and is currently a non-executive director of Scandinaviska Enskilda Banken AB, Trinity Mirror plc, The Gap, Inc and Chairman of Web-Angel plc.

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THE GROUP EXECUTIVE COMMITTEE

The following Board members of Vodafone Group Plc are members of the Group Executive Committee:
Sir Christopher Gent (Chairman), Peter Bamford, Vittorio Colao, Thomas Geitner, Julian Horn-Smith, Arun Sarin and Ken Hydon.

Brian Clark	Alan Harper

Stephen Scott	Tomas Isaksson

Jurgen von Kuczkowski	Phil Williams
Brian Clark
Chief Executive, Asia Pacific Region
Brian Clark, Chief Executive, Asia Pacific Region, aged 54, was appointed to this position on 1 January 2003. He joined Vodafone in 1997. He is now based in Japan, having led the Group’s Australian businesses from Sydney until his recent move. Prior to joining Vodafone he was Managing Director and Chief Executive Officer of Telkom SA Ltd, South Africa. He is also a director of National Australia Bank Limited.	Alan Harper
Group Strategy Director
Alan Harper, Group Strategy Director, aged 46, joined Vodafone in 1995 as Group Commercial Director and he subsequently became Managing Director of Vodafone Limited, the UK network operating company. He was appointed Group Strategy Director in July 2000. Prior to joining the Group he held the post of Business Strategy Director with Mercury One2One and senior roles with Unitel and STC Telecoms. He is also a member of the Group Policy Committee.	Stephen Scott
Group General Counsel and Company Secretary
Stephen Scott, Group General Counsel and Company Secretary, aged 49, was appointed to this position in the Group in 1991, prior to which he was employed in the Racal Group legal department, having moved into industry in 1980 from private law practice in London. He is a director of the Group’s UK pension trustee company and insurance companies and is a member of the Group Policy Committee.

Tomas Isaksson
Chief Executive, Americas Region
Tomas Isaksson, Chief Executive, Americas Region, aged 48, was appointed to this position on 1 January 2002. Previously, from February 2000, he was President, Global Platform and Internet Services. Prior to that appointment he was Chief Executive of Europolitan Holdings AB (since renamed Europolitan Vodafone AB), Vodafone’s Swedish operating company. He is a member of the Board of Representatives of the Verizon Wireless partnership and a director of Grupo Iusacell.	Jurgen von Kuczkowski
Chief Executive, Central Europe Region
Jurgen von Kuczkowski, Chief Executive, Central Europe Region, aged 62, was appointed to this position on 1 April 2001. He joined Mannesmann Mobilfunk GmbH in October 1990 as Director of Sales and Distribution and was Chairman of the Board of Management.	Phil Williams
Group Human Resources Director
Phil Williams, Group Human Resources Director, aged 52, was appointed to this position in the Group in 1989. He is a director of several Group companies, a director of the Group’s UK pension trustee company and a trustee of the Vodafone Group Foundation and is a member of the Group Policy Committee. Prior to joining Vodafone, he was Personnel Director with Costain and Burmah Castrol.

INDEPENDENT AUDITORS’ STATEMENT TO THE MEMBERS OF VODAFONE GROUP PLC

We have examined the Summary Financial Statement which comprises the Summary Directors’ Report, Summary of the Board’s Report to Shareholders on Directors’ Remuneration, Summary Consolidated Profit and Loss Account, Consolidated Statement of Total Recognised Gains and Losses, Summary Consolidated Balance Sheet, Summary Consolidated Cash Flow and notes 1 to 4 to the Summary Financial Statement.

This report is made solely to the Company’s members, as a body, in accordance with section 251 of the Companies Act 1985. Our work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, for our audit report, or for the opinions we have formed.

Respective Responsibilities of directors and auditors

The directors are responsible for preparing the Annual Review & Summary Financial Statement in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the Summary Financial Statement within the Annual Review & Summary Financial Statement with the Annual Report & Accounts and Form 20-F for the year ended 31 March 2003, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Annual Review & Summary Financial Statement as described in the contents section, and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary Financial Statement.

Basis of opinion

We conducted our work in accordance with bulletin 1999/6 The Auditors’ Statement on the Summary Financial Statement issued by the United Kingdom Auditing Practices Board.

Opinion

In our opinion, the Summary Financial Statement is consistent with the Annual Report & Accounts and Form 20-F of Vodafone Group Plc for the year ended 31 March 2003 and Companies Act 1985, and the regulations made thereunder.

Deloitte & Touche
Chartered Accountants and Registered Auditors
London

27 May 2003

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SUMMARY DIRECTORS’ REPORT

The Summary Directors’ Report, the Summary of the Board’s Report to Shareholders on Directors’ Remuneration on pages 32 to 35, and the Summary Financial Statement on pages 39 to 43, are a summary of the information contained in the Vodafone Group Plc Annual Report & Accounts and Form 20-F for the year ended 31 March 2003. This is intended to simplify annual communication with shareholders. This Annual Review & Summary Financial Statement does not contain sufficient information to allow a full understanding of the results of the Vodafone Group and the state of affairs of the Company and the Vodafone Group.

For more detailed information, the Directors’ Report, the full accounts and the Auditors’ Report on those accounts, which was unqualified, contained in the Vodafone Group Plc Annual Report & Accounts and Form 20-F for the year ended 31 March 2003, should be consulted. Copies may be obtained, free of charge, by writing to the Investor Relations Department at Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England or, for ADR holders, The Bank of New York, Investor Relations, Church Street Station, P.O. Box 11258, New York, NY 10286-1258.

Shareholders wishing to receive the Annual Report & Accounts and Form 20-F as well as the Annual Review & Summary Financial Statement in future years should write to the Registrars at the address on page 48 or The Bank of New York at the above address.

Corporate Governance

The Combined Code on corporate governance appended to and forming part of the UK Listing Authority’s Listing Rules requires companies listed on the London Stock Exchange to make a disclosure statement on the application of the principles of and compliance with the provisions of good governance set out in the Code.

The Company has been in compliance with the Combined Code provisions throughout the year ended 31 March 2003.

Details of how the Company applies the principles of the Code are contained in the report on Corporate Governance in the Vodafone Group Plc Annual Report & Accounts and Form 20-F for the year ended 31 March 2003.

The Company is also subject to and complies with the rules of the NYSE, SEC and US securities laws, including the Sarbanes-Oxley Act of 2002 which has introduced a number of changes to the corporate governance requirements on both US domestic companies and non-US registered issuers such as the Company. Some of the changes affecting the Company are in force already and others will come into force during 2003 and 2004.

Directors

Details of the current members of the Board of directors are shown on pages 28 and 29. Dr John Buchanan joined the Board of directors on 1 April 2003.

Board Committees

The standing Board committees are the Audit Committee, the Nominations Committee and the Remuneration Committee. Information regarding the activities of these committees can be found in the report on Corporate Governance in the Vodafone Group Plc Annual Report & Accounts and Form 20-F for the year ended 31 March 2003. The constitution and terms of reference of the committees are published on the Company’s website at www.vodafone.com.

Review of the Group’s Business

The Group is involved principally in the provision of mobile telecommunications services. A review of the development of the business of the Company and its subsidiary, joint venture and associated undertakings is contained in the Chairman’s Statement on pages 2 and 5, the Chief Executive’s Statement on pages 6 and 9, the Business Review on pages 10 to 25, the Corporate Social Responsibility Statement on pages 26 and 27 and in the Summary Financial Review on pages 36 to 38 of this Annual Review.

Dividends

The directors have proposed a final dividend for the year of 0.8983p per ordinary share, payable on 8 August 2003 to shareholders on the register of members at close of business on 6 June 2003. An interim dividend of 0.7946p per ordinary share was paid during the year, producing a total for the year of 1.6929p per ordinary share, a total of approximately £1,154 million. The Company operates a dividend reinvestment plan, further details of which can be found on page 48.

Subsequent Events

Details of material subsequent events are contained on page 38.

Directors’ Interests in the Shares of the Company

The Summary Board Report to Shareholders on Directors’ Remuneration is on pages 32 to 35 of this Annual Review and contains details of the directors’ interests in the Company’s shares.

Corporate Social Responsibility

An overview of the Group’s corporate social responsibility activities is set out on pages 26 and 27 of this Annual Review. A summary of the Group’s corporate social responsibility policy is contained in the separate Vodafone Group CSR Report 2002/03, copies of which may be obtained from the Investor Relations Department, Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN.

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SUMMARY OF THE BOARD’S REPORT TO SHAREHOLDERS ON DIRECTORS’ REMUNERATION

Introduction

The Board has delegated to the Remuneration Committee the assessment and recommendation of policy on remuneration for executive directors. The Committee is chaired by Penny Hughes and its members are Lord MacLaurin, Dr Michael Boskin, Sir David Scholey and Jürgen Schrempp.

Remuneration policy

At the 2002 AGM shareholders approved a new remuneration policy. The Policy was finalised only after extensive consultation with shareholders and institutional bodies in 2001 and 2002. Earlier this year the Chairman and the Chairman of the Remuneration Committee again discussed remuneration matters with the Company’s major shareholders and relevant institutions to keep them informed of the Company’s position. The Policy provides a strong link between incentives and the Company’s strategy and sets a framework for remuneration that is consistent with the Company’s scale and scope. As at 23 May 2003, the Company was the 11th largest company in the world by market capitalisation, with operations in five continents. The business has developed over fifteen years as a public company and now serves almost 120 million proportionate registered customers in 28 countries.

The Policy as approved by shareholders in 2002 is set out below:

The overriding objective of the policy on incentives is to ensure that Vodafone is able to attract, retain and motivate executives of the highest calibre essential to the successful leadership and effective management of a global company at the leading edge of the telecommunications industry.

To achieve this objective, Vodafone, from the context of its UK domicile, takes into account both the UK regulatory framework, including best practice in corporate governance, shareholder views, political opinion and the appropriate geographic and nationality basis for determining competitive remuneration, recognising that this may be subject to change over time as the business evolves.

The total remuneration will be benchmarked against the relevant market. Vodafone is one of the largest companies in Europe and is a global business; Vodafone’s policy will be to provide executive directors with remuneration generally at levels that are competitive with the largest companies in Europe.

A high proportion of the total remuneration will be awarded through performance-related remuneration, with phased delivery over the short, medium and long term. For executive directors, approximately 80% of the total expected remuneration will be performance-related.

Performance measures will be balanced between absolute financial measures and sector comparative measures to achieve maximum alignment between executive and shareholder objectives.

All medium and long term incentives are delivered in the form of Vodafone shares and options. Executive directors are required to comply with share ownership guidelines.

At the 2003 Annual General Meeting, shareholders will be invited to vote on the Board’s Report to Shareholders on Directors’ Remuneration. This Annual Review & Summary Financial Statement contains only a summary of the full report, which is set out in the Company’s Annual Report & Accounts and Form 20-F, a copy of which is available on the Company’s website at www.vodafone.com/investor.

The chart that follows shows the performance of the Company relative to the FTSE100 index and the FTSE Global Telecommunications index, which are the most relevant indices for the Company. It should be noted that the performance of the Company shown by the graph is not indicative of vesting levels under the Company’s various incentive plans.

The performance of the Company during 2002/03 has been strong with excellent growth announced on key financial measures, as described earlier in this Annual Review. For example, Group turnover, operating profit and profit before taxation, goodwill amortisation and exceptional items, all increased by 30% or more over the prior year.

Remuneration structure and performance measures

The structure of remuneration (excluding pensions) for executive directors under the policy and the performance on which it is based is illustrated below.

As illustrated above, approximately 80% of the potential remuneration of executive directors (excluding pensions) is delivered through performance contingent incentive plan awards. This means it depends both on the operational performance of the Group and the Company’s share price, reflecting the Company’s commitment to ensuring strong linkage between pay and performance. To set the performance conditions, the Committee reviews

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SUMMARY OF THE BOARD’S REPORT TO SHAREHOLDERS ON DIRECTORS’ REMUNERATION Continued

the Company’s strategy and selects the performance measures that best align the incentive awards with achievement of the strategic goals. The measures selected explicitly incentivise achievement of all the Group’s key financial performance indicators.

The principles of the Policy are cascaded, where appropriate, to employees in all subsidiary companies. Base salaries and short-term incentives (total cash) are benchmarked against relevant peer companies in each market and are targeted to deliver total cash that is at between median and top 25% in the relevant market. Incentive payments conditional on business performance are provided to employees at levels that are competitive in each local market. Additionally, substantially all employees of subsidiary companies received GEM (global employee) options over shares in the Company in 2002.

A key objective of this grant was to promote the Vodafone vision, values and brand across the enlarged group and to reinforce membership of Vodafone’s worldwide employee community. Executive directors did not receive GEM options.

Illustration

Under the Policy, total remuneration levels are benchmarked against other large European domiciled companies, using externally provided pay data. Total remuneration for these purposes means the sum of base salary, short, medium and long term incentives. The European focus was selected because Europe is currently Vodafone’s major market and the Company is one of the top ten companies in Europe by market capitalisation.

Award levels for the Chief Executive were set to deliver target total remuneration that is between the top 25% and the top 10% of the remuneration levels of other chief executives of large European companies. This range was selected to reflect Vodafone’s relative size in this region and to recognise that Vodafone also has significant interests outside of the region. Awards of short, medium and long term incentives were determined so that this positioning would only be attained if the Company achieves exceptionally demanding performance levels.To deliver this level of remuneration, the Chief Executive received in 2002 performance shares with a face value of one and three quarters-times salary and options with a face value of seven-times salary. The graph below illustrates the approximate pre-tax long term incentive gains to the Chief Executive that would be achieved based on various Company growth, EPS and TSR performance scenarios:

For example, if the Company’s share price increases by over 60% from 120 pence to approximately 193 pence, the Company’s value increases by £50 billion, and there is 50% vesting of long term incentives, the Chief Executive would have a pre-tax gain of just under £4 million, representing less than 0.008% of the total increase in shareholder value.

The awards of performance shares and share options were made to executive directors following the 2002 Annual General Meeting on 31 July 2002.

It is intended that awards of performance shares and share options will be granted to executive directors on a similar basis in 2003.

Share ownership guidelines

Executive directors participating in these long term incentive plans must comply with the Company’s share ownership guidelines. These guidelines, which were first introduced in 2000, require the Chief Executive to build up over five years a shareholding in the Company of four times base salary and other executive directors to build up a shareholding of three times base salary.

Pensions

In respect of pensions, Sir Christopher Gent, Julian Horn-Smith, Ken Hydon and Peter Bamford, being UK-based directors, are contributing members of the Vodafone Group Pension Scheme, which is a scheme approved by the Inland Revenue.

Peter Bamford also participates in the defined contribution Vodafone Group Funded Unapproved Retirement Benefits Scheme to enable pension benefits to be provided on his basic salary above the Inland Revenue earnings cap. Thomas Geitner participates in the Essener Verband Retirement Scheme. Vittorio Colao will receive retirement benefits in accordance with Italian national collective agreements. Further details of the pension benefits earned by the directors in the year to 31 March 2003 can be found on page 35.

Other remuneration matters

Non-executive directors’ remuneration

The remuneration of non-executive directors is established by the whole Board but the non-executive directors do not participate in the decision on their own remuneration. Basic fee levels were last increased in 2000. Details of each non-executive director’s remuneration are included in the table on page 34.

Non-executive directors are not eligible to receive awards under any of the Company’s share schemes or other employee benefit schemes, nor does the Company make any contribution to their pension arrangements.

Service contracts and appointments of directors

Details of the contract terms of the executive directors follow:

	Current contract	Unexpired	Notice
	start date	term	period

Sir Christopher Gent	1 January 1997	Indefinite	One year (retires
31 December 2003)

Peter Bamford	1 April 1998	Indefinite	One year

Vittorio Colao	22 July 1996	Indefinite	Up to one year

Thomas Geitner	1 June 2001	To 31 May	One year from
		2005 and then	June 2004
indefinite

Julian Horn-Smith	4 June 1996	Indefinite	One year

Ken Hydon	1 January 1997	Indefinite	One year

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SUMMARY OF THE BOARD’S REPORT TO SHAREHOLDERS ON DIRECTORS’ REMUNERATION Continued

At the time of his appointment to the Board, Thomas Geitner was employed under a fixed term five-year service contract with Mannesmann AG (now Vodafone Holding GmbH) which was the normal contract arrangement for Mannesmann AG board members. Mr Geitner agreed, without recompense, to accept new terms such that from June 2004 his contract will be indefinite and terminable on one year’s notice.

There are no specific provisions for termination payments under the terms of any of the executive directors’ service contracts.

The appointment of the Chairman is subject to the terms of an agreement between the Company and Lord MacLaurin with an initial three-year term that began on 23 May 2000. In March 2003 the Chairman accepted the invitation of the Nominations Committee and the Board to continue in office. His appointment now continues on the terms of the original agreement but may now be terminated by either party on one year’s notice. The Chairman is entitled to the provision of a car or car allowance.

Appointment of new Chief Executive and retirement of current Chief Executive

On 18 December 2002, the Company announced the appointment of Arun Sarin as the new Chief Executive from after the 2003 Annual General Meeting on 30 July 2003. He commenced employment as Chief Executive Designate on 1 April 2003.

Arun Sarin will receive a basic salary of £1.1 million and the incentives and benefits that will form the remainder of his remuneration package will be consistent with the existing executive director remuneration policy described previously and comparable in quantum to that received by Sir Christopher Gent for the year ended 31 March 2003.

Arun Sarin has entered into a service contract that can be terminated by the Company at the end of an initial term of two years or at any time thereafter on one year’s notice. He is required to give the Company one year’s notice if he wishes to terminate the contract. There are no specific provisions for termination payments under the terms of the service contract.

Sir Christopher Gent will formally step down as Chief Executive at the end of the 2003 Annual General Meeting on 30 July 2003 and to enable an orderly transition will retire from the Company on 31 December 2003. Sir Christopher will not receive a severance payment and his entitlements under the various incentive and retirement plans in which he participates will be determined by the standard rules applicable to retirement under each of these plans. All awards under the new remuneration policy and global market-related options granted under the previous policy provide for awards to be pro-rated for time and performance. Sir Christopher will not receive a salary increase, performance share or share option awards in 2003.

Remuneration for the Year to 31 March 2003

The remuneration of the directors for the year to 31 March 2003 was as follows:
	Salary/fees	Incentive schemes	(1)	Benefits	(2)	Total	Total
	2003	2003		2003		2003	2002
	£000	£000		£000		£000	£000

Chairman
Lord MacLaurin	432	–		31		463	480
Deputy Chairman
Paul Hazen (3)	105	–		–		105	98
Chief Executive
Sir Christopher Gent	1,270	1,586		40		2,896	2,416

Executive directors
Peter Bamford	691	843		31		1,565	1,325
Vittorio Colao (4)	469	695		9		1,173	—
Thomas Geitner (4)	556	694		23		1,273	1,021
Julian Horn-Smith	846	1,057		37		1,940	1,607
Ken Hydon	691	863		28		1,582	1,327

Non-executive directors
Dr Michael Boskin	65	–		–		65	65
Professor Sir Alec Broers	65	–		–		65	65
Penny Hughes	72	–		–		72	65
Arun Sarin (5)	65	–		–		65	73
Sir David Scholey	65	–		–		65	65
Jürgen Schrempp	65	–		–		65	65
Former directors (6)	–	–		510		510	614

	5,457	5,738		709		11,904	9,286

Notes:
(1)	These figures are the cash equivalent value of the base share awards under the Vodafone Group Short Term Incentive Plan applicable to the year ended 31 March 2003. These awards are in relation to the performance achievement above targets in EBITDA, ARPU and free cash flow for the 2002/03 financial year. Payments earned for the year total on average 133% of salary, reflecting the excellent results which exceeded expectations.
(2)	Benefits principally comprise cars and private health insurance.
(3)	In January 2003, Paul Hazen received a deferred compensation payment of $88,851, which related to fees earned prior to the dissolution of the AirTouch Communications Inc. Board in 1999.
(4)	Salary and benefits for Vittorio Colao and Thomas Geitner have been translated at the average exchange rate for the year of €1.5570:£1
(5)	Benefits for Arun Sarin have been translated at the average exchange rate for the year of $1.5446:£1.
(6)	Under the terms of an agreement, Sam Ginn, a former director of the Company, provides consultancy services to the Group and is entitled to certain benefits. The estimated value of benefits received by him to 31 March 2003 was £221,000, translated at the average exchange rate for the year of $1.5446:£1. Payments totalling £289,000 were made to a former director in the year pending recovery of the sum under the terms of an insured long term disability plan; a settlement in respect of sums claimed has been reached and no further payments will be made.

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SUMMARY OF THE BOARD’S REPORT TO SHAREHOLDERS ON DIRECTORS’ REMUNERATION Continued

Pensions

Pension benefits earned by the directors in the year to 31 March 2003 were:

				(1)		(2)		(2)	Change in
	Total accrued	(1)	Change in		Transfer		Transfer		transfer value
	benefit at		accrued		value at		value at		over year
	31 March		benefit over		31 March		31 March		less member
	2003		the year		2002		2003		contributions
Name of Director	£000		£000		£000		£000		£000

Sir Christopher Gent	662.0		136.8		7,083.8		10,388.9		3,262.6
Peter Bamford (3)	19.0		3.6		147.2		217.4		66.8
Thomas Geitner	45.5		21.1		228.4		510.7		282.3
Julian Horn-Smith	397.1		88.2		3,972.9		5,962.4		1,961.1
Ken Hydon	424.6		69.0		5,749.3		7,864.1		2,091.6

(1)	The pension benefits earned by the directors are those which would be paid annually on retirement, on service to the end of the year, at the normal retirement age. Salaries have been averaged over three years where necessary in order to compare with Inland Revenue regulations. The increase in accrued pension excludes any increase for inflation.
(2)	The transfer values have been calculated on the basis of actuarial advice in accordance with the Faculty and Institute of Actuaries’ Guidance Note GN11. No director elected to pay additional voluntary contributions.
(3)	Contributions paid to a funded unapproved retirement benefit scheme for the benefit of Peter Bamford amounted to £141,075 in the year.

In respect of Vittorio Colao, a contribution is made to a defined contribution plan for dirigenti in Italy which includes the supplementary dirigenti contribution required under the national collective agreement. In 2002/03 the contribution amounted to £4,939. This amount has been translated at the average exchange rate for the year of €1.5570:£1.

Directors’ beneficial interests in shares and share options

The directors’ beneficial interests in the ordinary shares of the Company, which includes interests in the Vodafone Group Profit Sharing Scheme and the Vodafone Share Incentive Plan, but which excludes interests in the Vodafone Group Share Option Schemes, the Vodafone Group Short Term Incentive Plan or in the Vodafone Group Long Term Incentive Plan, are shown below. The following information also summarises the directors’ options under the Vodafone Group Plc Savings Related Share Option Scheme, the Vodafone Group 1998 Sharesave Scheme, the Vodafone Group Plc Executive Share

Option Scheme and the Vodafone Group 1998 Company Share Option Scheme, which are all Inland Revenue approved schemes. The table also summarises the directors’ options under the Vodafone Group Plc Share Option Scheme, the Vodafone Group 1998 Executive Share Option Scheme, the AirTouch Communications, Inc. 1993 Long Term Stock Incentive Plan and the Vodafone Group Plc 1999 Long Term Stock Incentive Plan, which are not Inland Revenue approved. Only under the Vodafone Group 1998 Sharesave Scheme may shares be offered at a discount in future grants of options.

	Beneficial interest in shares		Interest in share options
					Weighted
					average
	1 April 2002		1 April 2002		exercise price
	or date of		or date of		at 31 March 03
	appointment	31 March 2003	appointment	31 March 2003	(pence)

Lord MacLaurin	87,170	94,495	Nil	Nil	N/a
Sir Christopher Gent	2,199,552	3,340,951	16,085,639	25,365,387	166.8
Arun Sarin	4,832,560	4,832,560	11,250,000	11,250,000	194.2
Peter Bamford	218,199	258,336	7,861,728	12,204,753	166.0
Vittorio Colao	Nil	643,848	100,146	3,011,611	99.2
Thomas Geitner	12,350	12,350	7,689,301	11,196,479	173.2
Julian Horn-Smith	858,890	1,448,427	10,352,949	15,794,101	151.7
Ken Hydon	1,348,483	1,835,818	8,363,852	12,695,553	159.6
Paul Hazen	422,450	360,900	Nil	Nil	N/a
Dr Michael Boskin	212,500	212,500	Nil	Nil	N/a
Professor Sir Alec Broers	19,024	19,099	Nil	Nil	N/a
Dr John Buchanan (1)	N/a	N/a	Nil	Nil	N/a
Penny Hughes	22,500	22,500	Nil	Nil	N/a
Sir David Scholey	50,000	50,000	Nil	Nil	N/a
Jürgen Schrempp	Nil	Nil	Nil	Nil	N/a

Notes:
(1)	Dr John Buchanan was appointed to the Board on 1 April 2003.

There have been no changes to the interests of the directors of the Company in the ordinary shares of the Company during the period 1 April 2003 to 23 May 2003 except for shares acquired either through Vodafone Group Personal Equity Plans, or the Vodafone Share Incentive Plan, by Peter Bamford (414), Julian Horn-Smith (416) and Ken Hydon (416).

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SUMMARY FINANCIAL REVIEW

Ken Hydon Financial Director

Basis of preparation

Statutory financial information

The results have been prepared on a basis required by applicable accounting standards.

Full accounts for the year ended 31 March 2003, incorporating an unqualified auditors’ report, will be filed with the Registrar of Companies following the Company’s Annual General Meeting, to be held on 30 July 2003.

Acquisitions

The Group’s results have been affected by the impact of acquisitions during the current and prior year.

Current year transactions include the acquisition of minority stakes in subsidiary undertakings in Vodafone Holding GmbH (formerly Mannesmann AG) and Airtel Móvil, S.A. (“Vodafone Spain”), after which they became wholly-owned subsidiaries, as well as interests in Vodafone Telecel-Comunicações Pessoais, SA (“Vodafone Portugal”), Europolitan Vodafone AB (“Vodafone Sweden”), Vodafone Libertel N.V. (“Vodafone Netherlands”) and Vodafone-Panafon Hellenic Telecommunications Company S.A. (“Vodafone Greece”).

The Group has since implemented or intends to implement compulsory acquisition and minority buy-out procedures to acquire the remaining shares in Vodafone Portugal, Vodafone Sweden and Vodafone Netherlands.

In addition, the Group acquired a 15% interest in Cegetel Group S.A. (“Cegetel”), thereby increasing its interest in Société Française du Radiotéléphone (“SFR”) to approximately 43.9%.

The Group’s results are also affected by the acquisition of a controlling interest in J-Phone Co., Limited (“J-Phone Vodafone”) and Japan Telecom Co., Limited (“Japan Telecom”) on 12 October 2001, which have been consolidated for a full year in the year ended 31 March 2003.

Profit and loss account

Total Group operating profit/loss

Before goodwill amortisation and exceptional items, total Group operating profit increased 30% to £9,181m in the year ended 31 March 2003 from £7,044m in the year ended 31 March 2002.

After goodwill amortisation and exceptional items, the Group reported a total operating loss of £5,451m, compared with a loss of £11,834m for the comparable period. This net change of £6,383m arose as a result of a £4,832m reduction in respect of exceptional operating items and a £2,137m increase in operating profit, before goodwill amortisation and exceptional items, partly offset by a £586m increase in the goodwill amortisation charge, which increased primarily as a result of the acquisition of J-Phone Vodafone and Japan Telecom in the second half of the 2002 financial year. These charges for goodwill amortisation do not affect the cash flows of the Group or the ability of the Group to pay dividends.

Exceptional items

Exceptional operating items of £576m were charged in the year ended 31 March 2003, comprising £485m of impairment charges in relation to the Group’s interests in Japan Telecom and Grupo Iusacell, and £91m of reorganisation costs relating to the integration of Vizzavi into the Group and related restructuring.

During the comparable period to 31 March 2002, exceptional operating items of £5,408m consisted primarily of impairment charges of £5,100m in relation to the carrying value of goodwill for Arcor, Cegetel, Grupo lusacell and Japan Telecom and £222m representing the Group’s share of exceptional items of its associated undertakings and joint ventures. A further £86m of re-organisation costs was also incurred, principally in respect of the Group’s operations in Australia and the UK.

Exceptional non-operating items of £5m (2002: £860m) mainly represents a profit on disposal of fixed asset investments of £255m, principally relating to the disposal of the Group’s interest in Bergemann GmbH, through which the Group’s 8.2% stake in Ruhrgas AG was held, offset by an impairment charge in respect of the Group’s investment in China Mobile of £300m.

Interest

Total Group net interest payable, including the Group’s share of the net interest expense of joint ventures and associated undertakings, decreased from £845m for the year ended 31 March 2002 to £752m for the year ended 31 March 2003. Net interest costs in respect of the Group’s net borrowings decreased to £457m from £503m for the comparable period, reflecting the decrease in average net debt levels. Group interest is covered 26.0 times by operating cash flow plus dividends received from associated undertakings, compared with 16.4 times for the year ended 31 March 2002.

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SUMMARY FINANCIAL REVIEW Continued

The Group’s share of the net interest expense of joint ventures and associated undertakings decreased from £342m to £295m, partly as a result of the consolidation of the Group’s former associated undertakings, Japan Telecom and J-Phone Vodafone, from October 2001 and of Vizzavi from 29 August 2002 and reduced levels of indebtedness in SFR.

Taxation

The effective rate of taxation, before goodwill amortisation and exceptional items, for the year to 31 March 2003 was 35.5%, 2.2% less than the rate anticipated at the half year, mainly due to additional benefits arising from a reorganisation of the Group’s Italian operations and a one-off benefit in Germany arising from the reorganisation of the German group of companies following the purchase of the remaining minorities.

In the prior year, the effective tax rate was 35.7% after benefiting from a one-off tax credit received in Germany arising from the distribution of earnings and the Visco Law incentive scheme in Italy. The Visco Law has subsequently been replaced by a less favourable tax regime.

Next year’s effective rate of taxation, before goodwill amortisation and exceptional items, is expected to be similar to this year’s and the Group anticipates tax payments to amount to approximately £2 billion.

Earnings per share

Earnings per share, before goodwill amortisation of £14,056m (2002: £13,470m) and exceptional items of £405m (2002: £6,183m), increased 32% from 5.15p to 6.81p for the year to 31 March 2003.

Basic and diluted loss per share, after goodwill amortisation and exceptional items, improved from a loss per share of 23.77p to a loss per share of 14.41p for the year to 31 March 2003. The loss per share of 14.41p includes a charge of 20.62p per share (2002: 19.82p per share) in relation to the amortisation of goodwill and a charge of 0.60p per share (2002: 9.10p per share) in relation to exceptional items.

Dividends

The Company has historically paid dividends semi-annually, with the regular interim dividend in respect of the first six months of the financial year payable in February and the final dividend in respect of the financial year payable in August. The directors expect that the Company will continue to pay dividends semi-annually.

In considering the level of dividend to declare and recommend, the Board takes account of the outlook for earnings growth, operating cash flow generation, capital expenditure requirements, acquisitions and divestments together with the possibilities for debt reductions and share buy backs. Accordingly, the directors are recommending a final dividend of 0.8983 pence per share, bringing the total dividend to 1.6929 pence per share, representing a 15% increase over last year’s total dividend per share. The Board expects progressively to increase the payout ratio in future.

The ex-dividend date is 4 June 2003, the record date for the final dividend is 6 June 2003 and the dividend is payable on 8 August 2003.

Employees

The Company and its subsidiary undertakings employed an average of approximately 70,000 full time people at 31 March 2003, of which 80% were based in the Group’s mobile businesses. This compares with around 67,000 employees at 31 March 2002. Of the total employees at 31 March 2003, 86% worked outside the United Kingdom.

Equity shareholders’ funds

Total equity shareholders’ funds at 31 March 2003 decreased from £130,573m at 31 March 2002 to £128,671m. The decrease comprises the loss for the period of £9,819m (after goodwill amortisation of £14,056m) and dividends of £1,154m. The decrease was offset by net currency translation gains of £9,039m, the issue of new share capital of £31m and £1m of other movements.

Cash flows and funding

The increase in operating profit, before goodwill amortisation and exceptional items, in the year ended 31 March 2003 produced strong operating cash flows of £11,142m, which are 38% higher than the comparable period, including over £2,970m of operating cash flows from the Group's former associated undertakings Japan Telecom and J-Phone Vodafone.

During the year ended 31 March 2003, the Group increased its operating free cash flow by 58% to £5,863m and generated £5,171m of free cash flow, more than double the previous financial year.

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SUMMARY FINANCIAL REVIEW Continued

	2003 £m	2002 £m

Net cash inflow from operating activities	11,142	8,102

Purchase of intangible fixed assets	(99)	(325)
Purchase of tangible fixed assets	(5,289)	(4,145)
Disposal of tangible fixed assets	109	75

Net capital expenditure on intangible and tangible fixed assets	(5,279)	(4,395)

Operating free cash flow	5,863	3,707
Dividends received from joint ventures and associated undertakings	742	139
Taxation	(883)	(545)

Interest on group debt	(475)	(854)
Dividends from investments	15	2
Dividends paid to minority interests	(91)	(84)

Net cash outflow for returns on investments and servicing of finance	(551)	(936)

Free cash flow	5,171	2,365

As a result of the significant levels of free cash flow generated and after merger and acquisition activity, Group dividend payments of £1,052m and £826m of adverse foreign exchange movements, the Group’s consolidated net debt position at 31 March 2003 increased to £13,839m, from £12,034m at 31 March 2002. This represented approximately 18% of the Group’s market capitalisation at 31 March 2003 compared with 14% at 31 March 2002.

The Group remains committed to maintaining a strong financial position as currently demonstrated by its stable credit ratings of P-1/F1/A-1 short-term and A2/A/A long term from Moody’s, Fitch Ratings and Standard and Poor’s respectively. Credit ratings are not a recommendation to purchase, hold or sell securities, in as much as ratings do not comment on market price or suitability for a particular investor, and are subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently.

The Group’s credit ratings enable it to have access to a wide range of debt finance including commercial paper, bonds and committed bank facilities. The Group currently has US and euro commercial paper programmes of US$15 billion and £5 billion, respectively, which are used to meet short-term liquidity requirements. The commercial paper facilities are supported by a US$11.025 billion committed bank facility, which may be extended for one year from June 2003. This facility replaced the Group’s previous US$13.7 billion committed bank facility and as at 31 March 2003 no amounts had been drawn under it. Additionally, the Group has a €12 billion Medium Term Note programme and an $8 billion US shelf programme, both of which are used to meet medium to long term funding requirements.

The Group also has a ¥225 billion committed bank facility which was fully drawn down on 15 October 2002. At 31 March 2003, the Group had approximately £11.7 billion (pounds sterling equivalent) of capital market debt in issue, with maturities from April 2003 to November 2032, £2.5 billion (pounds sterling equivalent) of long term funding and £0.4 billion of short term funding.

Bond repurchases

On 9 January 2003, a cash tender offer was announced to purchase three bonds issued by the Group’s wholly owned subsidiary Vodafone Finance BV prior to its acquisition by the Company and guaranteed by Vodafone Holding GmbH, also wholly owned. The offer resulted in a total cash payment of €13,782m to acquire 50.0%, 54.1% and 71.4% of the 2004, 2005 and 2009 issues, respectively.

Pension scheme funding

As at 31 March 2003, the net deficit in the Group’s defined benefit pension schemes, calculated under FRS 17, amounted to £257m, comprising a net liability of £406m offset by a deferred tax asset of £149m. This amount represents less than 0.5% of both the Group’s market capitalisation and net assets at that date.

Subsequent events

On 1 April 2003, the Group announced a cash tender offer to purchase $1.1 billion of US Dollar bonds and DEM 400m bonds issued by its wholly owned subsidiary Vodafone Americas, Inc. (previously AirTouch Communications, Inc.). On 17 April 2003, the Group announced that, pursuant to these offers, it had purchased bonds in the principal amounts of $569,987,000 and DEM 308,360,000.

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SUMMARY CONSOLIDATED PROFIT & LOSS ACCOUNT For the year ended 31 March 2003

	2003 £m		2002 £m

Turnover:
Group and share of joint ventures and associated undertakings	39,152		33,541
Less: Share of joint ventures and associated undertakings	(8,777)		(10,696)

	30,375		22,845

Group turnover (Note 1)	30,375		22,845

Operating loss	(5,295)		(10,377)
Share of operating loss in joint ventures and associated undertakings	(156)		(1,457)

Total Group operating loss (Note 1)	(5,451)		(11,834)
Exceptional non-operating items	(5)		(860)

Loss on ordinary activities before interest and similar items	(5,456)		(12,694)
Net interest payable and similar items	(752)		(845)

Loss on ordinary activities before taxation	(6,208)		(13,539)
Tax on loss on ordinary activities	(2,956)		(2,140)

Loss on ordinary activities after taxation	(9,164)		(15,679)
Minority interests (including non-equity minority interests)	(655)		(476)

Loss for the financial year	(9,819)		(16,155)
Equity dividends	(1,154)		(1,025)

Retained loss for the Group and its share of joint ventures and associated undertakings	(10,973)		(17,180)

Basic and diluted loss per share (Note 2)	(14.41	)p	(23.77	)p
Dividends per share	1.6929	p	1.4721	p

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES For the year ended 31 March 2003

	2003 £m	2002 £m
Loss for the financial year
Group	(9,049)	(14,131)
Share of joint ventures and associated undertakings	(770)	(2,024)

	(9,819)	(16,155)

Currency translation
Group	10,484	(1,980)
Share of joint ventures and associated undertakings	(1,445)	(283)

	9,039	(2,263)

Total recognised gains and losses for the year	(780)	(18,418)

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SUMMARY CONSOLIDATED BALANCE SHEET As at 31 March 2003

	2003 £m	2002 £m

Fixed assets
Intangible assets	108,085	105,944
Tangible assets	19,574	18,541
Investments	27,030	28,977

Loans to joint ventures	–	321
Investments in associated undertakings	25,825	27,249
Other investments	1,205	1,407

	154,689	153,462

Current assets
Stocks	365	513
Debtors	7,460	7,053
Investments	291	1,792
Cash at bank and in hand	475	80

	8,591	9,438
Creditors: amounts falling due within one year	(14,293)	(13,455)

Net current liabilities	(5,702)	(4,017)

Total assets less current liabilities	148,987	149,445
Creditors: amounts falling due after more than one year	(13,757)	(13,118)
Provisions for liabilities and charges	(3,696)	(2,899)

Investments in joint ventures
– Share of gross assets	–	76
– Share of gross liabilities	–	(345)

	–	(269)
Other provisions	(3,696)	(2,630)

	131,534	133,428

Capital and reserves
Called up share capital	4,275	4,273
Share premium account	52,073	52,044
Merger reserve	98,927	98,927
Other reserve	843	935
Profit and loss account	(27,447)	(25,606)

Total equity shareholders’ funds	128,671	130,573
Equity minority interests	1,848	1,727
Non-equity minority interests	1,015	1,128

	131,534	133,428

The Summary Financial Statement was approved by the Board on 27 May 2003 and was signed on its behalf by:

Sir Christopher Gent	Chief Executive

K J Hydon	Financial Director

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SUMMARY CONSOLIDATED CASH FLOW For the year ended 31 March 2003

	2003 £m	2002 £m

Net cash inflow from operating activities (Note 3)	11,142	8,102

Dividends received from joint ventures and associated undertakings	742	139

Net cash outflow for returns on investments and servicing of finance	(551)	(936)

Taxation	(883)	(545)

Net cash outflow for capital expenditure and financial investment	(5,373)	(4,447)

Net cash outflow from acquisitions and disposals	(4,880)	(7,691)

Equity dividends paid	(1,052)	(978)

Cash outflow before management of liquid resources and financing	(855)	(6,356)

Management of liquid resources	1,384	7,042

Net cash outflow from financing	(136)	(675)

Increase in cash in the year	393	11

Reconciliation of net cash flow to movement in net debt

Increase in cash in the year	393	11

Cash outflow from decrease in debt	165	4,268

Cash inflow from management of liquid resources	(1,384)	(7,042)

Increase in net debt resulting from cash flows	(826)	(2,763)

Premium on repayment of debt	(157)	–

Debt acquired on acquisition of subsidiaries	–	(3,116)

Translation difference	(826)	517

Other movements	4	50

Increase in net debt in the year	(1,805)	(5,312)

Opening net debt	(12,034)	(6,722)

Closing net debt	(13,839)	(12,034)

Analysis of net debt

Liquid resources	291	1,789

Cash at bank and in hand	475	80

Debt due within one year (other than bank overdrafts)	(1,323)	(1,219)

Debt due after one year	(12,994)	(12,317)

Finance leases	(288)	(367)

	(14,605)	(13,903)

	(13,839)	(12,034)

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NOTES TO THE SUMMARY FINANCIAL STATEMENT

1 Segmental analysis

The Group’s principal business is the supply of mobile telecommunications services and products. Other operations primarily comprise fixed line telecommunications businesses and, until 29 August 2002, the Vizzavi joint venture. Analyses of Group turnover and total Group operating profit/(loss) by geographical region and class of business are as follows:

	Group turnover		Total Group operating profit/(loss)
	2003 £m	2002 £m	2003 £m	2002 £m
Mobile telecommunications:
Northern Europe	6,057	5,432	2,222	1,685
Central Europe	4,775	4,177	1,616	1,543
Southern Europe	8,051	6,743	2,495	2,072

Europe	18,883	16,352	6,333	5,300
Americas	5	12	1,219	1,317
Asia Pacific	8,364	4,072	1,421	589
Middle East and Africa	290	306	197	161

	27,542	20,742	9,170	7,367
Other operations
Europe	854	998	(138)	(306)
Asia Pacific	1,979	1,105	149	(17)

	30,375	22,845	9,181	7,044

Subsidiary undertakings			7,076	5,071
Share of joint ventures and associated undertakings			2,105	1,973

Goodwill amortisation			(14,056)	(13,470)
Exceptional operating items			(576)	(5,408)

Total Group operating loss			(5,451)	(11,834)

2 Loss per share
	2003 £m	2002 £m

Loss for basic and diluted loss per share	(9,819)	(16,155)

	Number (millions)	Number (millions)
Weighted average number of shares:
Basic and diluted	68,155	67,961

	Pence	Pence
Basic and diluted loss per share	14.41	23.77

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NOTES TO THE SUMMARY FINANCIAL STATEMENT Continued

3 Reconciliation of operating loss to net cash inflow from operating activities

	2003 £m	2002 £m

Operating loss	(5,295)	(10,377)
Exceptional items	496	4,486
Depreciation	3,979	2,880
Goodwill amortisation	11,875	10,962
Amortisation of other intangible fixed assets	53	34
Loss on disposal of tangible fixed assets	109	46

	11,217	8,031

Working capital movements	(52)	98
Payments in respect of exceptional items	(23)	(27)

Net cash inflow from operating activities	11,142	8,102

4 Summary of differences between UK and US GAAP

The results for the year have been prepared in accordance with UK Generally Accepted Accounting Principles (“UK GAAP”), which differ in certain significant respects from US Generally Accepted Accounting Principles (“US GAAP”). A description of the relevant accounting principles which differ materially is provided within Vodafone Group Plc’s Annual Report & Accounts and Form 20-F for the year ended 31 March 2003. The effects of these differing accounting principles are as follows:

	2003 £m		2002 £m

Revenues in accordance with UK GAAP	30,375		22,845
Adjustments	(6,131)		(5,206)

Revenues in accordance with US GAAP	24,244		17,639

Net loss in accordance with UK GAAP	(9,819)		(16,155)
Adjustments	764		(533)

Net loss in accordance with US GAAP	(9,055)		(16,688)

US GAAP basic loss per ordinary share	(13.29	)p	(24.56	)p

Shareholders’ equity in accordance with UK GAAP	128,671		130,573
Adjustments	11,765		10,314

Shareholders’ equity in accordance with US GAAP	140,436		140,887

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SUMMARY OF MOBILE TELECOMMUNICATIONS CUSTOMER INFORMATION as at 31 March 2003

	COUNTRY	PERCENTAGE OWNERSHIP (1)	VENTURE CUSTOMERS (thousands)	REGISTERED PROPORTIONATE CUSTOMERS (thousands)	REGISTERED PREPAID (2) (%)	TOTAL CONTROLLED ACTIVE (3) (%)

NORTHERN EUROPE
1	UK	100.0	13,300	13,300	59	91
2	Ireland	100.0	1,740	1,740	71	100
3	Netherlands (5)	97.2	3,273	3,183	59	93
4	Sweden	99.1	1,325	1,313	30	95
5	Belgium	25.0	4,267	1,067	58
6	France	43.9	13,324	5,842	49

	TOTAL		37,229	26,445	55	92

	COUNTRY	PERCENTAGE OWNERSHIP (1)	VENTURE CUSTOMERS (thousands)	REGISTERED PROPORTIONATE CUSTOMERS (thousands)	REGISTERED PREPAID (2) (%)	TOTAL CONTROLLED ACTIVE (3) (%)

CENTRAL EUROPE
7	Germany	100.0	22,940	22,940	53	92
8	Hungary †	83.8	954	799	88	90
9	Poland	19.6	4,839	949	53
10	Switzerland	25.0	3,635	909	36

	TOTAL		32,368	25,597	52	92

	COUNTRY	PERCENTAGE OWNERSHIP (1)	VENTURE CUSTOMERS (thousands)	REGISTERED PROPORTIONATE CUSTOMERS (thousands)	REGISTERED PREPAID (2) (%)	TOTAL CONTROLLED ACTIVE (3) (%)

SOUTHERN EUROPE
11	Italy	76.8	19,412	14,908	92	95
12	Albania	82.4	391	322	97	94
13	Greece	64.0	3,383	2,166	71	75
14	Malta	80.0	163	130	92	98
15	Portugal (5)	94.4	3,085	2,912	73	88
16	Spain	100.0	9,096	9,096	57	96
17	Romania	20.1	2,673	537	65

	TOTAL		38,203	30,071	78	93
	COUNTRY	PERCENTAGE OWNERSHIP (1)	VENTURE CUSTOMERS (thousands)	REGISTERED PROPORTIONATE CUSTOMERS (thousands)	REGISTERED PREPAID (2) (%)	TOTAL CONTROLLED ACTIVE (3) (%)

AMERICAS
18	United States (4)	44.4	33,324	14,792	7
19	Mexico	34.5	2,036	703	83

	TOTAL		35,360	15,495	11

	COUNTRY	PERCENTAGE OWNERSHIP (1)	VENTURE CUSTOMERS (thousands)	REGISTERED PROPORTIONATE CUSTOMERS (thousands)	REGISTERED PREPAID (2) (%)	TOTAL CONTROLLED ACTIVE (3) (%)

ASIA PACIFIC
20	Japan	69.7	13,912	9,702	6	98
21	Australia	100.0	2,564	2,564	50	93
22	New Zealand	100.0	1,289	1,289	78	98
23	Fiji	49.0	91	44	91
24	India	20.8	179	37	63
25	China	3.3	123,778	4,048	60

	TOTAL		141,813	17,684	55	98
	COUNTRY	PERCENTAGE OWNERSHIP (1)	VENTURE CUSTOMERS (thousands)	REGISTERED PROPORTIONATE CUSTOMERS (thousands)	REGISTERED PREPAID (2) (%)	TOTAL CONTROLLED ACTIVE (3) (%)

MIDDLE EAST AND AFRICA
26	Egypt †	60.0	2,263	1,358	84	97
27	Kenya	35.0	865	303	99
28	South Africa	35.0	7,874	2,756	85

	TOTAL		11,002	4,417	86	97

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		REGISTERED		TOTAL
	VENTURE	PROPORTIONATE	REGISTERED	CONTROLLED
	CUSTOMERS	CUSTOMERS	PREPAID (2)	ACTIVE (3)
	(thousands)	(thousands)	(%)	(%)

VODAFONE GROUP

TOTAL	295,975	119,709	53	93

(1)	All ownership percentages are stated as at 31 March 2003 and, subject to (5) below, exclude options, warrants or other rights or obligations of the Group to increase or decrease ownership in any venture. Ownership interests have been rounded to the nearest tenth of one percent.
(2)	Prepaid customer percentages are calculated on a venture basis.
(3)	Active customers are defined as customers who have made or received a chargeable event in the last three months or, where information is not available, defined as customers who have made a chargeable event in the last three months (indicated by †).
(4)	The Group’s proportionate customer base has been adjusted for Verizon Wireless’s proportionate ownership of its customer base across all its network interests of approximately 98.6% at 31 March 2003. In the absence of acquired interests, this proportionate ownership will vary slightly from period to period dependent on the underlying mix of net additions across each of these networks.
(5)	Includes interests which the Company was irrevocably committed to purchase.
		VENTURE
		CUSTOMERS
		(thousands)

PARTNER NETWORKS Denoted by

A1	Austria	3,027
VIPnet	Croatia	1,117
TDC Mobil	Denmark	2,000*
Radiolinja Eesti	Estonia	158
Radiolinja	Finland	1,349
MTC-Vodafone	Kuwait	700
si.mobil	Slovenia	352

*	As at 31 December 2002.

An agreement with Islandssimi hf in Iceland was announced in April 2003.

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FIVE YEAR SUMMARY

Profit and loss
	2003	2002	2001 (1)	2000 (1)	1999 (1)
	£m	£m	£m	£m	£m

Group Turnover	30,375	22,845	15,004	7,873	3,360

Total Group operating profit before goodwill and exceptional items	9,181	7,044	5,204	2,538	972

(Loss)/profit on ordinary activities before taxation	(6,208)	(13,539)	(8,086)	1,351	935
Tax on (loss)/profit on ordinary activities	(2,956)	(2,140)	(1,426)	(632)	(295)

(Loss)/profit on ordinary activities after taxation	(9,164)	(15,679)	(9,512)	719	640

	Pence	Pence	Pence	Pence	Pence

Basic (loss)/earnings per share (2)	(14.41)	(23.77)	(16.09)	2.00	3.84

Adjusted earnings per share (2) (3)	6.81	5.15	3.54	4.90	3.49

Dividends per share (2)	1.6929	1.4721	1.4020	1.3350	1.2720

Balance sheet
	£m	£m	£m	£m	£m

Fixed assets	154,689	153,462	154,208	150,737	2,873
Other net liabilities	(23,155)	(20,034)	(6,780)	(8,623)	(2,252)

Total net assets	131,534	133,428	147,428	142,114	621

Equity shareholders’ funds	128,671	130,573	145,007	140,594	512

Cash flow
	£m	£m	£m	£m	£m

Net cash inflow from operating activities	11,142	8,102	4,587	2,510	1,045

Free cash flow	5,171	2,365	(13,278)	276	22

Proportionate information (4)
	£m	£m	£m	£m	£m

Proportionate turnover	33,926	29,799	22,016	10,951	3,837

Proportionate EBITDA before exceptional items	12,679	10,093	6,955	3,375	1,218

	Number	Number	Number	Number	Number
Proportionate customers	119,709,000	101,136,000	82,997,000	39,139,000	10,445,000

(1)	Restated to reflect the adoption of FRS 19 ‘Deferred taxation’ during the year ended 31 March 2002.
(2)	Earnings per share and dividend information has been restated for the capitalisation (bonus) issue on 30 September 1999.
(3)	Adjusted earnings per share is calculated before goodwill amortisation and exceptional items.
(4)	Certain financial information is presented on a proportionate basis. Proportionate presentation is not a measure recognised under UK GAAP and is not intended to replace the consolidated financial statements prepared in accordance with UK GAAP. However, since significant entities in which the Group has an interest are not consolidated, proportionate information is provided as supplemental data to facilitate a more detailed understanding and assessment of the consolidated financial statements prepared in accordance with UK GAAP.
UK GAAP requires consolidation of entities controlled by the Group and the equity method of accounting for entities in which the Group has significant influence but not a controlling interest. Proportionate presentation is a pro rata consolidation, which reflects the Group’s share of turnover and expenses in both its consolidated and unconsolidated entities. Proportionate results arecalculated by multiplying the Group’s ownership interest in each entity by each entity’s results.

Proportionate information includes results from the Group’s equity accounted investments and investments held at cost. The Group does not have control over the turnover, expenses or cash flow of these investments and is only entitled to cash from dividends received from these entities. The Group does not own the underlying assets of these investments.

Proportionate turnover is stated net of inter-company turnover. Proportionate EBITDA is defined as operating profit before exceptional items plus depreciation and amortisation of subsidiary undertakings, joint ventures, associated undertakings and investments, proportionate to equity stakes. Proportionate EBITDA represents the Group’s ownership interests in the respective entities’ EBITDA. As such, proportionate EBITDA does not represent EBITDA available to the Group.

46      Vodafone Group Plc Annual Review & Summary Financial Statement 2003

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SHAREHOLDER INFORMATION

Financial reporting

Vodafone Group Plc announces results semi-annually in May and November and usually pays dividends in August and February.

With effect from the interim results in November 2003, the Company will no longer print and distribute an Interim Report. The interim results will, however, be available on the Company’s website, www.vodafone.com

Listings

Ordinary shares of Vodafone Group Plc are traded on the London Stock Exchange, the Frankfurt Stock Exchange and, in the form of American Depositary Shares, on the New York Stock Exchange.

American Depositary Shares (ADSs), each representing ten ordinary shares, are traded on the New York Stock Exchange under the symbol ‘VOD’. ADSs are represented by American Depositary Receipts (ADRs).

ADS holders are not members of the Company but may instruct The Bank of New York on the exercise of voting rights relative to the number of ordinary shares represented by their ADRs.

Report to ADS holders

ADS holders receive the Annual Review & Summary Financial Statement issued to holders of ordinary shares. Vodafone Group Plc will file with the Securities and Exchange Commission in the US its Annual Report & Accounts and Form 20-F (which corresponds to the 10-K for a US corporation) and other information as required. A copy of the Annual Report & Accounts and Form 20-F is available on the Company’s website at www.vodafone.com/investor or may be obtained by writing to the Investor Relations Department, Vodafone Group Plc, Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England.

Dividends

Set out below is information relevant to the final dividend for the financial year ended 31 March 2003.

Final

Ex-dividend date	4 June 2003

Record date	6 June 2003

DRIP election date	18 July 2003

Dividend payment date	8 August 2003*

* Payment date for ADS holders will also be 8 August 2003.

Dividends and ADS holders

Holders of ADRs evidencing ADSs are generally eligible for all dividends or other entitlements attaching to the underlying shares of Vodafone Group Plc and receive all cash dividends in US dollars.

The US and the UK previously agreed a Double Taxation Convention which entered into force in 1980 (the “Old Treaty”) and recently agreed a replacement Double Taxation Convention which entered into force on 31 March 2003 (the “New Treaty”). The New Treaty is generally effective in respect of taxes withheld at source for amounts paid or credited on or after 1 May 2003. Other provisions of the New Treaty, however, took effect for UK purposes for individuals on 6 April 2003 (1 April 2003 for UK companies) and, will take effect for US purposes, on 1 January 2004. The rules of the Old Treaty will remain applicable until these effective dates. However, a taxpayer may elect to have the Old Treaty apply in its entirety for a period of twelve months after the applicable effective dates of the New Treaty.

Under the Old Treaty, a US holder (other than corporations who together with associated corporations hold more than 10% of the voting shares of Vodafone Group Plc) is in principle entitled to receive a tax credit from the UK Inland Revenue. However, as the required withholding tax equals the UK tax credit, no credit is repayable.

Under the New Treaty, a US holder will not be entitled to a tax credit from the UK Inland Revenue. However, a dividend received by a US holder will generally not be subject to any withholding tax by the UK.

Dividends and any related UK tax credit available are generally ordinary income to the holder for Federal income tax purposes. ADS holders unsure of their tax position should consult their independent tax adviser.

Annual General Meeting

The nineteenth Annual General Meeting of the Company will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on 30 July 2003 at 11.00 a.m.

The Notice of Meeting, together with details of the business to be conducted at the Meeting, is being circulated to shareholders with the Annual Review & Summary Financial Statement.

The Annual General Meeting will be transmitted via a live webcast and can be viewed at the Company’s website – www.vodafone.com – on the day of the meeting and for one month after the end of the meeting.

For further details of the AGM and how you can view the webcast, log on to www.vodafone.com/investor and follow the links.

Holders of ordinary shares at 31 March 2003

Number of ordinary	Number of	% of total
shares held	accounts	issued shares

1 – 1,000	469,468	0.21

1,001 – 5,000	121,507	0.38

5,001 – 50,000	33,193	0.66

50,001 – 100,000	1,943	0.20

100,001 – 500,000	1,897	0.64

More than 500,000	2,616	97.91

	630,624	100.00

Over 98% of the company’s ordinary shares are held by institutional investors or corporate bodies. As at 23 May 2003, 11.01% of the company’s ordinary shares were held in the form of ADSs.

Geographical analysis of shareholders

At 31 March 2003, approximately 51% of the Company’s shares were held in the United Kingdom, 26% in North America, 19% in Europe (excluding UK) and 4% in the Rest of the World.

Consolidation of share accounts

Shareholders whose total registered shareholding is represented by more than one account, evidenced by the receipt of duplicate copies of communications from the Company to shareholders, and who wish to have their holdings consolidated should send an appropriate letter of instruction to the Company’s Registrars.

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SHAREHOLDER INFORMATION Continued

Dividend Reinvestment

The Company offers a Dividend Reinvestment Plan which allows holders of ordinary shares who choose to participate to use their cash dividends to acquire additional shares in the Company that are purchased on their behalf by the Plan Administrator through a low cost dealing arrangement. Further details can be obtained from the Plan Administrator on +44 (0) 870 702 0198.

For ADS holders, The Bank of New York maintains a Global BuyDIRECT Plan for the Company, which is a direct purchase and sale plan for depositary receipts, with a dividend reinvestment facility. For additional information, please call toll-free on +1 (800) 233 5601, or write to The Bank of New York, Shareholder Relations Department, Global BuyDIRECT, P.O. Box 1958, Newark, New Jersey 07101-1958, USA. For calls from outside the US, call +1 (610) 312 5315 (not toll-free).

Dividend mandates

Shareholders who wish to receive cash dividends into their bank or building society account should contact the Company’s Registrars for a mandate form.

Postal Share Dealing Service

A postal share dealing service has been established for holders of ordinary shares with 1,000 shares or less who want either to increase their holding or sell their entire holding. Further information about this service can be obtained from the Company's Registrars on +44 (0) 870 702 0198.

Shareholder Enquiries and Information

This Annual Review & Summary Financial Statement and the Annual Report& Accounts and Form 20-F for the year ended 31 March 2003 and other information on the Group are available to view at and/or download from the Company’s web site at www.vodafone.com/investor

Shareholders and other interested parties can receive Company press releases, including London Stock Exchange announcements, by registering for Vodafone News via the Company’s web site at www.vodafone.com/news

Registering for Vodafone News will enable you to:

• be alerted by free SMS as soon as news breaks

• download the latest news direct to your mobile

• have news automatically e-mailed to you the minute it is announced

• receive Vodafone View which is part of Vodafone News.

The Company uses this service to provide information on the Group that does not require a Stock Exchange announcement or press release.

Share values (ordinary shares)

Upon flotation of the Company on 11 October 1988 the ordinary shares were valued at 170p each. On 16 September 1991, when the Company was finally demerged, for UK taxpayers the base cost of Racal Electronics Plc shares was apportioned between the Company and Racal Electronics Plc for Capital Gains Tax purposes in the ratio of 80.036% and 19.964% respectively. Opening share prices on 16 September 1991 were 332p for each Vodafone share and 223p for each Racal share.

On 21 July 1994 the Company effected a bonus issue of two new shares for every one then held and on 30 September 1999 it effected a bonus issue of four new shares for every one held at that date. The flotation and demerger share prices, therefore, may be restated as 11.333p and 22.133p respectively.

Share price information

The current ordinary share price for Vodafone Group Plc can be obtained in the United Kingdom by dialling the Financial Times Cityline service on +44 (0) 906 003 5555. Calls are charged at 60p per minute.

ShareGift

The Company supports ShareGift, the charity share donation scheme administered by The Orr Mackintosh Foundation (registered charity number 1052686). Through ShareGift, shareholders who have only a very small number of shares which might be considered uneconomic to sell are able to donate them to charity. Donated shares are aggregated and sold by ShareGift, the proceeds being passed on to a wide range of UK charities. Donating shares to charity gives rise neither to a gain nor loss for UK Capital Gains purposes and UK taxpayers may also be able to claim income tax relief on such gifts of shares.

ShareGift transfer forms specifically for Vodafone shareholders are available from the Company’s Registrars, Computershare Investor Services PLC and, even if the share certificate has been lost or destroyed, the gift can be completed. The service is free. However, there may be an indemnity charge for a lost or destroyed share certificate where the value of the shares exceeds £100. Further details about ShareGift can be obtained from its website at www.sharegift.org or at The Orr Mackintosh Foundation, 46 Grosvenor Street, London W1K 3HN (telephone: +44 (0) 20 7337 0501).

The Unclaimed Assets Register

The Company participates in the Unclaimed Assets Register, which provides a search facility for financial assets which may have been forgotten and which donates a proportion of its public search fees to a group of three UK charities (Age Concern, NSPCC and Scope). For further information, contact The Unclaimed Assets Register, Lloyds Chambers, 1 Portsoken Street, London E1 8DF (telephone: +44 (0) 870 241 1713), or visit its website at www.uar.co.uk

Registered Office

The registered office of the company is at Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England (telephone: +44 (0) 1635 33251).

Registrars and Transfer Office

The Company’s ordinary share register is maintained by:
Computershare Investor Services PLC, P.O. Box 82, The Pavilions
Bridgwater Road, Bristol BS99 7NH, England.
Telephone: +44 (0) 870 702 0198

Any queries about the administration of holdings of ordinary shares, such as change of address, change of ownership or dividend payments, should be directed to the Company’s Registrars at the address or telephone number immediately above. Holders of ordinary shares may also check details of their shareholding, subject to passing an identity check, on the Registrar’s web site at www.computershare.com

The Depositary Bank for the Company’s ADR programme is:
The Bank of New York, Investor Relations Dept. P.O. Box 11258,
Church St. Station, New York, NY 10286-1258, USA.
Telephone toll free: +1 (800) 233 5601

ADS holders should address any queries or instructions regarding their holdings to The Bank of New York at the above address or telephone number. ADS holders can also, subject to passing an identity check, view their account balances and transaction history, sell shares and request certificates from their Global BuyDIRECT Plan at www.stockbny.com

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USE OF NON-GAAP FINANCIAL INFORMATION

In presenting and discussing the Group’s reported financial position, operating results and cash flows, certain information is derived from amounts calculated in accordance with UK GAAP, but this information is not itself an expressly permitted GAAP measure. Such non-GAAP measures should not be viewed in isolation as alternatives to the equivalent GAAP measure and should be used in conjunction with the equivalent UK GAAP measure. A summary of certain of the non-GAAP measures included in this Summary Financial Statement is shown below.

Non-GAAP measure	Equivalent GAAP measure
EBITDA, before exceptional items	Net cash inflow from operating activities
Total Group operating profit (before goodwill amortisation and exceptional items)	Total Group operating loss
Sales and administration costs, before goodwill amortisation and exceptional items	Sales and administration costs
Profit on ordinary activities before taxation (before goodwill amortisation and exceptional items)	Loss on ordinary activities before taxation
Free cash flow	Net cash inflow from operating activities
Adjusted earnings per share	Earnings per share
Proportionate turnover	Statutory turnover
Proportionate EBITDA (before exceptional items)	Total Group operating loss

FORWARD-LOOKING STATEMENTS & ENVIRONMENTAL STANDARDS

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives with respect to these items. In particular, forward looking statements include statements with respect to Vodafone’s expectations as to launch and roll-out dates for products and services, including, for example, 3G services, Vodafone live! and Mobile Office from Vodafone; the ability to integrate our operations throughout the Group in the same format and on the same technical platform; the development and impact of new mobile technology, including the expected benefits of GPRS, 3G and other services and demand for such services; the completion of Vodafone’s brand migration programme and the results of its brand awareness and brand preference campaigns; growth in customers and usage, including improvements in customer mix; future performance, including turnover, ARPU, cash flows, costs, capital expenditures and improvements in margin, non-voice services and their revenue contribution; the Board’s views regarding the current share price and the Board’s expectations regarding the share price in the future; the rate of dividend growth by the Group or its existing investments; expected effective tax rates and expected tax payments; the ability to realise synergies through cost savings, revenue generating services, benchmarking and operational experience; future acquisitions, including increases in ownership in existing investments and pending offers for investments; future disposals; mobile penetration and coverage rates; expectations with respect to long-term shareholder value growth; our ability to be the mobile market leader, overall market trends and other trend projections.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

These factors include, but are not limited to, the following: changes in economic or political conditions in markets served by operations of the Group that would adversely affect the level of demand for mobile services; greater than anticipated competitive activity requiring changes in pricing models and/or new product offerings or resulting in higher costs of acquiring new customers or providing new services, or slower customer growth or reduced customer retention; the impact on capital spending from investment in network capacity and the deployment of new technologies, or the rapid obsolescence of existing technology; slower customer growth or reduced customer retention; the possibility that technologies, including mobile internet platforms, and services, including

3G services, will not perform according to expectations or that vendors’ performance will not meet the Group’s requirements; changes in the projected growth rates of the mobile telecommunications industry; the Group’s ability to realise expected synergies and benefits associated with 3G technologies, the integration of our operations and those of recently acquired companies, the completion of the Group’s brand migration programme and the consolidation of IT systems; future revenue contributions of both voice and non-voice services offered by the Group; lower than expected impact of GPRS, 3G and Vodafone live! and Mobile Office from Vodafone on the Group’s future revenues, cost structure and capital expenditure outlays; the ability of the Group to harmonise mobile platforms and any delays, impediments or other problems associated with the roll-out and scope of 3G technology and services and Vodafone live! and Mobile Office from Vodafone in new markets; the ability of the Group to offer new services and secure the timely delivery of high-quality, reliable GPRS and 3G handsets, network equipment and other key products from suppliers; greater than anticipated prices of new mobile handsets; the ability to realise benefits from entering into partnerships for developing data and internet services and entering into service franchising and brand licensing; the possibility that the pursuit of new, unexpected strategic opportunities may have a negative impact on one or more of the measurements of our financial performance; any unfavourable conditions, regulatory or otherwise, imposed in connection with pending or future acquisitions or dispositions; changes in the regulatory framework in which the Group operates, including possible action by the European Commission regulating rates the Group is permitted to charge; the Group’s ability to develop competitive data content and services which will attract new customers and increase average usage; the impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry; changes in exchange rates, including particularly the exchange rate of the pound to the euro, US dollar and the Japanese yen; the risk that, upon obtaining control of certain investments, the Group discovers additional information relating to the businesses of that investment leading to restructuring charges or write-offs or with other negative implications; and loss of suppliers or disruption of supply chains.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Risk Factors” contained in our Annual Report & Accounts and Form 20-F with respect to our financial year ended 31 March 2003. All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Neither Vodafone nor any of its affiliates intends to update these forward-looking statements.
We want to keep the environmental impact of this document to a minimum. We have therefore given careful consideration to the production process. The paper used was manufactured in the UK at mills with ISO14001 accreditation. It is 75% recycled from de-inked post consumer waste. This document was printed in accordance with the ISO14001 environmental management system, using inks which are vegetable based. By undertaking printing on one site, further environmental savings in terms of transport and energy are achieved. All the steps we have taken demonstrate our commitment to making sustainable choices.
Designed and produced by Barrett Howe Plc

Vodafone Group Plc Annual Review & Summary Financial Statement 2003      49

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Vodafone Group Plc Vodafone House The Connection Newbury Berkshire RG14 2FN England
Registered in England No. 1833679
Tel: +44 (0)1635 33251 Fax: +44 (0)1635 45713 www.vodafone.com

Printed in the United Kingdom

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated June 12, 2003	By:	/s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary